Exhibit 99.2

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

dated as of

April 5, 2016

among

KU6 MEDIA CO., LTD.,

SHANDA INVESTMENT HOLDINGS LIMITED

and

KU6 ACQUISITION COMPANY LIMITED

TABLE OF CONTENTS

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AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of April 5, 2016 among Ku6 Media Co., Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), Shanda Investment Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”) and Ku6 Acquisition Company Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Subsidiary”).

W I T N E S S E T H :

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the Cayman Companies Law (as defined below), the parties hereto will enter into a business combination transaction pursuant to which Merger Subsidiary will merge with and into the Company (the “Merger”), with the Company surviving the Merger and becoming a wholly owned subsidiary of Parent as a result of the Merger;

WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the unanimous recommendation of the Special Committee of the Company Board (the “Special Committee”), has (i) determined that it is in the best interests of the Company and its shareholders (other than the holders of the Excluded Shares (as defined below)), and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance by the Company of this Agreement, the Plan of Merger (as defined below) and the consummation of the transactions contemplated by this Agreement, including the Merger (collectively, the “Transactions”), and (iii) resolved to recommend the authorization and approval of this Agreement, the Plan of Merger and the Transactions by the shareholders of the Company at the Company Shareholder Meeting (as defined below);

WHEREAS, each of the boards of directors of Parent and Merger Subsidiary has (i) approved the execution, delivery and performance by Parent and Merger Subsidiary, respectively, of this Agreement, the Plan of Merger and the consummation of the Transactions, and (ii) declared it advisable for Parent and Merger Subsidiary, respectively, to enter into this Agreement and the Plan of Merger, and the sole member of Merger Subsidiary has approved this Agreement, the Plan of Merger and the Transactions by special resolution; and

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

Article 1
Definitions

Section 1.01.      Definitions. (a) As used herein, the following terms have the following meanings:

“Acquisition Proposal” means, other than the Transactions, any offer, proposal or inquiry relating to any transaction or series of related transactions that constitute, or may reasonably be expected to lead to (i) any sale, lease, license, exchange, transfer, other disposition, or joint venture, that would result in any Third Party acquiring assets or businesses of the Company and its Subsidiaries that constitute or represent 15% or more of the net revenue, net income, or fair market value of the assets of the Company and its Subsidiaries, taken as a whole, (ii) any acquisition, purchase, exchange, transfer or other disposition of 15% or more of any class of equity securities, or securities convertible into or exchangeable for equity securities, of the Company, (iii) any tender offer or exchange offer that, if consummated, would result in such Third Party’s beneficially owning 15% or more of any class of equity or voting securities of the Company, (iv) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose business constitutes 15% or more of the net revenue, net income or fair market value of the assets of the Company and its Subsidiaries, taken as a whole, or (v) any combination of the foregoing.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person.

“Applicable Law” means, with respect to any Person, any federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, the Cayman Islands or the PRC are authorized or required by Applicable Law to close.

“Cayman Companies Law” means the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised).

“Company Balance Sheet” means the unaudited consolidated balance sheet of the Company as of September 30, 2015.

“Company Balance Sheet Date” means September 30, 2015.

“Company Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by the Company to Parent and Merger Subsidiary.

“Company Material Adverse Effect” means any fact, event, circumstance, change, condition or effect that, individually or in the aggregate with all other facts, events, circumstances, changes, conditions and effects, (x) has or would reasonably be expected to have a material adverse effect on the financial condition, business, assets or results of operations of the Company and its Subsidiaries, taken as a whole, provided, however, that in no event shall any of the following, either alone or in combination, constitute, or be taken into account in determining whether there has been or would be, a Company Material Adverse Effect (i) changes in the financial or securities markets or general economic or political conditions in the PRC or the United States, (ii) changes in GAAP or any interpretation thereof after the date hereof, (iii) changes of Applicable Law (or any interpretation thereof) or directives or policies of a Governmental Authority of general applicability that are binding on the Company or any of its Subsidiaries after the date hereof, (iv) changes that are the result of factors generally affecting the industry in which such Person and its Subsidiaries operate, (v) acts of war, sabotage or terrorism or natural disasters involving the PRC or the United States, (vi) effects resulting from the public announcement or consummation of the Transactions, (vii) any failure by the Company and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Company Material Adverse Effect” may be taken into account in determining whether there has been a Company Material Adverse Effect), (viii) changes in the market price or trading volume of Shares (it being understood that the facts or occurrences giving rise to or contributing to such changes that are not otherwise excluded from the definition of “Company Material Adverse Effect” may be taken into account in determining whether there has been a Company Material Adverse Effect), (ix) the delisting of the Company’s ADSs from the NASDAQ or (x) any action or omission of the Company or any of its Subsidiaries taken, directly or indirectly, at the request of Parent; provided further that facts, events, circumstances, developments, conditions, changes, occurrences or effects set forth in clauses (i), (ii), (iii), (iv) and (v) above may be taken into account in determining whether a “Company Material Adverse Effect” has occurred or reasonably would be expected to occur if and to the extent such facts, events, circumstances, developments, conditions, changes, occurrences or effects individually or in the aggregate have a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to the other participants in the industries in which the Company and its Subsidiaries conduct their businesses, or (y) prevents or materially impacts the ability of the Company and its Subsidiaries to consummate the Transactions.

“Company 20-F” means the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2014.

“Environmental Laws” means any Applicable Laws or any agreement with any Governmental Authority or other third party, relating to human health and safety, the environment or to any hazardous substances.

“Equity Compensation Plans” means the Company’s 2004 Share Incentive Plan, the Company’s 2010 Equity Compensation Plan and the Company’s 2016 Equity Compensation Plan.

“Excluded Shares” means, collectively, (i) the Shares (including ADSs corresponding to such Shares) beneficially owned (as determined pursuant to Rule 13d-3 under the 1934 Act) by Parent, (ii) Shares held by the Company or any of its Subsidiaries (if any), and (iii) Shares (including ADSs corresponding to such Shares) held by the

Depositary and reserved for issuance and allocation pursuant to the Equity Compensation Plans.

“Exercise Price” means, with respect to any Option, the applicable exercise price per Share underlying such Option.

“Fully-Diluted” means (i) as determined immediately prior to the Effective Time, all outstanding Shares (including Restricted Shares and Shares represented by ADSs) and all Shares issuable in respect of all other outstanding Company Securities (for purposes of this clause (i) without giving effect to the transactions contemplated by Section 2.04), and (ii) as determined at the Effective Time, all outstanding Surviving Company Shares (including Surviving Company RS) and all Surviving Company Shares issuable in respect of all outstanding securities convertible into or exchangeable for Surviving Company Shares and all Surviving Company Shares issuable in respect of all outstanding options, warrants and other rights to acquire Surviving Company Shares (for purposes of this clause (ii) after giving effect to the transactions contemplated by Section 2.04, including all issuances of Surviving Company RS to be issued pursuant to Section 2.04(c)).

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency or official, including any political subdivision thereof.

“Insolvent” means, with respect to any Person, (i) the present fair saleable value of such Person’s assets is less than the amount required to pay such Person’s total Indebtedness, (ii) such Person is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, (iii) such Person intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature, or (iv) such Person has unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted.

“Intellectual Property” means (i) trademarks, service marks, brand names, certification marks, trade dress, domain names and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application, (ii) patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction, (iii) Trade Secrets, (iv) any and all copyright rights, whether registered or not, and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof, and (v) database rights, design rights, industrial property rights, publicity rights and privacy rights.

“Intervening Event” means any material change, circumstance, condition, event, occurrence, effect, development or state of facts affecting the financial condition, business, assets or results of operations of the Company and its Subsidiaries, taken as a whole, that occurs, arises or becomes known to the Company Board after the date of this Agreement, to the extent that such change, circumstance, condition, event, occurrence, effect, development or state of facts was not reasonably foreseeable as of the date of this Agreement; provided that the receipt by the Company of any Acquisition Proposal shall be deemed not to constitute an Intervening Event.

“IT Assets” means computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment, and all associated documentation owned by the Company or its Subsidiaries or licensed or leased by the Company or its Subsidiaries pursuant to written agreement (excluding any public networks).

“Knowledge” of the Company means the actual knowledge, as of the date of this Agreement, of Feng Gao, Zhensong Ma and Wenna Liu.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“NASDAQ” means the NASDAQ Global Market.

“New Equity Compensation Plan” means the equity compensation of the Surviving Company to be conditionally approved and adopted by the Company Board prior to the Effective Time, with effect as of and from the Effective Time, on substantially the same terms as the Company’s 2016 Equity Compensation Plan with such changes as may be agreed between the Company and Parent prior to the Effective Time.

“1933 Act” means the Securities Act of 1933.

“1934 Act” means the Securities Exchange Act of 1934.

“Option” means each option to purchase Shares under the Equity Compensation Plans.

“Parent Material Adverse Effect” shall mean any circumstance, condition, event, change, effect or development that prevents or materially impairs, individually or in the aggregate, the ability of Parent and Merger Subsidiary to consummate the Transactions.

“Permitted Liens” means (i) Liens for Taxes, assessments and charges or levies by Governmental Authorities not yet due and payable or that are being contested in good faith and by appropriate proceedings, (ii) mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s or other Liens or security interests arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of the Company or any of its Subsidiaries or that secure a liquidated amount, that are being contested in good faith and by appropriate proceedings, (iii) leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions), (iv) Liens imposed by Applicable Law, (v) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations, (vi) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business, (vii) easements, covenants and rights of way (unrecorded and of record) and other similar restrictions of record, and zoning, building and other similar restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries, (viii) Liens securing indebtedness or liabilities that (A) are reflected in the Company SEC Documents filed or furnished prior to the date hereof or (B) that have otherwise been disclosed to Parent in writing as of the date of this Agreement, (ix) matters which would be disclosed by an accurate survey or inspection of the real property which do not materially impair the occupancy or current use of such real property which they encumber, (x) outbound license agreements and non-disclosure agreements entered into in the ordinary course of business, (xi) standard survey and title exceptions, and (xii) any other Liens that have been incurred or suffered in the ordinary course of business and that would not have a Company Material Adverse Effect.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“PRC” means the People’s Republic of China, but solely for purposes of this Agreement, excluding Hong Kong, the Macau Special Administrative Region and Taiwan.

“Restricted Share” means each restricted Share (including restricted Shares represented by ADSs) issued by the Company under the Equity Compensation Plans.

“Rollover RS Portion” means, with respect to each former holder of any Restricted Shares, whether vested or unvested, that were outstanding as of immediately prior to the Effective Time, the product of (i) a fraction, the numerator of which is the total amount of Restricted Shares that were outstanding and held by such holder as of immediately prior to the Effective Time and the denominator of which is the total amount of Shares (calculated on a Fully-Diluted basis) outstanding as of immediately prior to the Effective Time, multiplied by (ii) the total amount of Surviving Company Shares (calculated on a Fully-Diluted basis) outstanding at the Effective Time.

“SEC” means the Securities and Exchange Commission.

“Subsidiary” of any Person means any corporation, partnership, limited liability company, joint stock company, joint venture or other organization or entity, whether incorporated or unincorporated, which is controlled by such Person and, for the avoidance of doubt, the Subsidiaries of any Person shall include any variable interest entity over which such Person or any of its Subsidiaries effects control pursuant to contractual arrangements and which is consolidated with such Person in accordance with generally accepted accounting principles applicable to such Person and any Subsidiaries of such variable interest entity. For the avoidance of doubt, with respect to the Company, its Subsidiaries shall include the VIE Entities.

“Surviving Company RS” means each restricted Surviving Company Share issued by the Surviving Company under the New Equity Compensation Plan.

“Surviving Company Share” means each ordinary share, par value US$0.00005 each, of the Surviving Company.

“Tax” or “Taxes” means (i) any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority, including taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation or net worth, (ii) taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value-added or gains taxes, (iii) license, registration and documentation fees, and (iv) customs duties, tariffs and similar charges

“Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Governmental Authority with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

“Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than Parent or any of its Affiliates.

“Trade Secrets” means trade secrets and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any Person.

“VIE Entities” means Ku6 (Beijing) Information Technology Co., Ltd., Tianjin Ku6 Zheng Yuan Information Technology Co., Ltd., Tianjin Ku6 Network Communication Technology Co., Ltd. and Beijing Ku6 Culture Media Co., Ltd.

(b)             Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
ADS / ADSs	2.02(b)

Adverse Recommendation Change	6.03(a)(iii)
Agreement	Preamble
Certificates	2.03(a)(i)
Closing	2.01(b)
Company	Recitals
Company Board	Recitals
Company Board Recommendation	4.02(b)(iv)
Company Group	11.04(d)
Company SEC Documents	4.07(a)
Company Securities	4.05(c)(iv)
Company Shareholder Approval	4.02(a)
Company Shareholder Meeting	6.02(a)(i)
Company Subsidiary Securities	4.06(b)
Company Termination Fee	11.04(b)(i)
Dispute	11.07
D&O Insurance	7.02(c)
Deposit Agreement	2.08
Depositary	2.08
Dissenting Shares	2.09(a)
Dissenting Shareholders	2.09(a)
Effective Time	2.01(c)
e-mail	11.01
Employee Plans	4.17(a)
End Date	10.01(b)(i)
Exchange Agent	2.03(a)
Exchange Fund	2.03(a)
Financial Advisor	4.22
HKIAC	11.07
HKIAC Rules	11.07
Indemnified Person	7.02(a)
Last Look Notice	6.03(d)
Lease	4.14(b)
Material Contract	4.19(a)
Merger	Recitals
Merger Consideration	2.02(b)
Merger Subsidiary	Preamble
Notice Period	6.03(d)
Parent	Preamble
Parent Group	11.04(d)
Parent Termination Fee	11.04(b)(iii)
Per ADS Merger Consideration	2.02(b)
Per Share Merger Consideration	2.02(a)
Plan of Merger	2.01(c)
Proxy Statement	4.09
Record ADS Holders	6.02(a)(iii)(A)
Representatives	6.03(a)

Schedule 13E-3	4.09
Share / Shares	2.02(a)
Special Committee	Recitals
Superior Proposal	6.03(e)
Surviving Company	2.01(a)
Takeover Statute	4.24
Transactions	Recitals
Uncertificated Shares	2.03(a)(ii)

Section 1.02.      Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any agreement or contract listed on any schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate schedule. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law”, “laws” or to a particular statute or law shall be deemed also to include any Applicable Law.

Article 2
The Merger

Section 2.01.      The Merger. (a) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Cayman Companies Law, at the Effective Time, Merger Subsidiary shall be merged with and into the Company, whereupon the separate existence of Merger Subsidiary shall cease, and the Company shall be the surviving company of the Merger (the “Surviving Company”) under the laws of the Cayman Islands as a wholly-owned subsidiary of Parent.

(b)             Subject to the provisions of Article 9, the closing of the Merger (the “Closing”) shall take place in Hong Kong at the offices of Davis Polk & Wardwell, The Hong Kong Club Building, 3A Chater Road, Hong Kong as soon as possible, but in any event no later than three (3) Business Days after the date the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions, or at such other place, at such other time or on such other date as Parent and the Company may mutually agree. By mutual agreement of Parent and the Company, the Closing may take place by conference call and exchange of faxes and/or e-mails of documents in .pdf format.

(c)             Subject to the provisions of this Agreement, on the Closing, the Company and Merger Subsidiary shall execute a plan of merger (the “Plan of Merger”) in substantially the form contained in Appendix 1 hereto and the Company shall file the Plan of Merger and such other documents as required by the Cayman Companies Law with the Registrar of Companies of the Cayman Islands as provided in Section 233 of the Cayman Companies Law in connection with the Merger. The Merger shall become effective at the time when the Plan of Merger is registered by the Registrar of Companies of the Cayman Islands or at such other subsequent date or time within ninety (90) days following the date of such registration, as may be specified in the Plan of Merger in accordance with the Cayman Companies Law (the “Effective Time”).

(d)             At the Effective Time, the Merger shall have the effects specified in the Plan of Merger and the Cayman Companies Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Company shall be vested with all rights, contracts, property and assets of every description, including choses in action, and the business, undertaking, goodwill, benefits, immunities, privileges, powers and franchises, and be liable for and subject to, in the same manner as the Merger Subsidiary and the Company, all mortgages, charges and security interests and all contracts, duties, obligations, undertaking, claims, debts and liabilities of Merger Subsidiary and the Company in accordance with the Cayman Companies Law.

Section 2.02.      Cancellation and Conversion of Shares. At the Effective Time, as a result of the Merger and without any action on the part of the Company, Parent, Merger Subsidiary or any other shareholders of the Company:

(a)             each ordinary share, par value US$0.00005 per share, of the Company (each, a “Share” and, collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares, the Restricted Shares, the Dissenting Shares and Shares represented by ADSs) shall be cancelled in consideration for the right to receive US$0.0108 in cash per Share without interest (the “Per Share Merger Consideration”) payable in the manner provided in Section 2.03;

(b)             each American Depositary Share, representing 100 Shares (each, an “ADS” and collectively, the “ADSs”), issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares or Restricted Shares) shall be cancelled in consideration for the right to receive US$1.08 in cash per ADS without interest (the “Per ADS Merger Consideration” and together with the Per Share Merger Consideration, the “Merger Consideration”), pursuant to the terms and conditions set forth in this Agreement and the Deposit Agreement, and in the event of any conflict between this Agreement and the Deposit Agreement, this Agreement shall prevail;

(c)             all of the Shares, including Shares represented by ADSs (other than the Excluded Shares, the Restricted Shares and the Dissenting Shares), shall cease to exist and shall thereafter represent only the right to receive the Per Share Merger Consideration or Per ADS Merger Consideration without interest;

(d)             each of the Excluded Shares and ADSs representing the Excluded Shares shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, shall be cancelled and shall cease to exist without payment of any consideration or distribution therefor;

(e)             each of the Restricted Shares shall be cancelled in accordance with Error! Reference source not found. and thereafter represent only the right to receive the applicable issuance of Surviving Company RS set forth in Error! Reference source not found.;

(f)             each of the Dissenting Shares shall be cancelled in accordance with Section 2.09 and thereafter represent only the right to receive the applicable payments set forth in Section 2.09;

(g)             each ordinary share, par value US$0.00005 each, of Merger Subsidiary issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable Surviving Company Share. Such ordinary shares shall constitute the only issued and outstanding share capital of the Surviving Company; and

(h)             the register of members of the Surviving Company shall be amended to reflect the transactions set forth in this Section 2.02.

Section 2.03.      Surrender and Payment. (a) Prior to the Effective Time, Parent shall appoint Citibank, N.A. or any other bank or trust company which shall be approved by the Company (such approval not to be unreasonably withheld, conditioned or delayed) (the “Exchange Agent”) for the purpose of exchanging for the Merger Consideration (i) certificates representing Shares (the “Certificates”) or (ii) non-certificated Shares represented by book entry (the “Uncertificated Shares”). Prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Exchange Agent, for the benefit of holders of Shares and ADSs, a cash amount in immediately available funds sufficient for the Exchange Agent to make payments under Sections 2.02(a) and 2.02(b) (such aggregate cash amount being hereinafter referred to as the “Exchange Fund”), in respect of the Certificates and the Uncertificated Shares. If any Dissenting Shareholder withdraws or loses its dissenter’s rights pursuant to the Section 238 of the Cayman Companies Law with respect to any Dissenting Shares, such Shares shall not be subject to Section 2.09 and Parent shall promptly deposit, or cause to be deposited, into the

Exchange Fund, a cash amount in immediately available funds equal to the product of the number of such Shares for which such shareholder has lost its dissenter’s rights pursuant to the Cayman Companies Law, multiplied by the Per Share Merger Consideration. If for any reason following the Effective Time the cash in the Exchange Fund is insufficient to fully satisfy all of the payment obligations to be made in cash by the Exchange Agent hereunder, Parent or the Surviving Company shall promptly deposit or cause to be deposited cash in immediately available funds into the Exchange Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations. Promptly after the Effective Time (and in any event within three (3) Business Days), Parent shall cause the Exchange Agent to send to each Person who was, at the Effective Time, a registered holder of Shares entitled to receive the Per Share Merger Consideration pursuant to Section 2.02(a) a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent) for use in such exchange.

(b)             Each registered holder of Shares that have been cancelled and converted into the right to receive the Merger Consideration shall be entitled to receive, upon (i) surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, a check, in the amount equal to (x) the number of Shares represented by such Share Certificate or the number of Uncertificated Shares multiplied by (y) the Per Share Merger Consideration, and any Share Certificate so surrendered shall forthwith be marked as cancelled. Prior to the Effective Time, Parent and the Company shall establish procedures with the Exchange Agent and the Depositary to ensure that (A) the Exchange Agent will transmit to the Depositary promptly following the Effective Time an amount in cash in immediately available funds equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares) and (y) the Per ADS Merger Consideration, and (B) the Depositary will distribute the Per ADS Merger Consideration to holders of ADSs pro rata to their holdings of ADSs (other than ADSs representing the Excluded Shares) upon surrender by them of the ADSs. Pursuant to the Deposit Agreement, the ADS holders will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding Taxes, if any) due to or incurred by the Depositary in connection with the cancellation of the ADSs surrendered and distribution of the Per ADS Merger Consideration to holders of ADSs. No interest shall be paid or will accrue on any amount payable in respect of the Shares or ADSs pursuant to the provisions of this Article 2. Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive such Merger Consideration.

(c)             In the event of a transfer of ownership of Shares that is not registered in the register of members of the Company, a check for any cash to be exchanged upon due surrender of the Share Certificate may be issued to such transferee if the Share Certificates, if any, which immediately prior to the Effective Time represented such

Shares are presented to the Exchange Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable share transfer Taxes have been paid or are not applicable.

(d)             After the Effective Time, there shall be no further registration of transfers of Shares effected in the register of members of the Company. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Company or the Exchange Agent (except for the Excluded Shares and the Dissenting Shares), they shall be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article 2.

(e)             Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.03(a) that remains undistributed to the holders of Shares or ADSs six months after the Effective Time shall be delivered to the Surviving Company, upon demand, and any such holder of Shares or ADSs who has not theretofore complied with this Section 2.03 prior to that time shall thereafter look only to the Surviving Company for payment of the Merger Consideration with respect thereto, without any interest thereon. Notwithstanding the foregoing, none of the Exchange Agent, Parent, the Surviving Company or the Depositary shall be liable to any holder of Shares for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of Shares two years after the Effective Time (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority) shall become, to the extent permitted by Applicable Law, the property of the Surviving Company free and clear of any claims or interest of any Person previously entitled thereto.

(f)             As promptly as reasonably practicable after any Dissenting Shareholder has effectively withdrawn or lost their dissenter’s rights under the Cayman Companies Law, Parent shall cause the Exchange Agent to mail to such Dissenting Shareholder such letter of transmittal and instructions.

(g)             The Exchange Fund, pending its disbursement to the holders of the Shares, shall be invested by the Exchange Agent as directed by Parent; provided that no such investment or losses shall affect the amounts payable to any holder of Shares and/or Options and Parent shall promptly replace, restore or cause to be replaced or restored any funds deposited with the Exchange Agent that are lost through any investment; provided further that such investments shall be in (i) short-term direct obligations of the United States with maturities of no more than 30 days, (ii) short-term obligations which have the full faith and credit of the United States for the payment of principal and interest or (iii) short-term commercial paper rated A-1 or P-1 or better by either Moody’s Investors Services, Inc. or Standard & Poor’s Corporation. Any interest or other income from such investments shall be paid to and become the income of Parent and any Taxes resulting therefrom shall be paid by Parent. Except as contemplated by this Section 2.03(g), the Exchange Fund shall not be used for any purpose other than as specified in Section 2.03(a).

(h)             In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Parent or by the Exchange Agent, the posting by such Person of a bond in customary amount or indemnity for lost Certificate in the usual form and upon such terms as may be reasonably required by Parent or the Exchange Agent as an indemnity against any claim that may be made against it or the Surviving Company with respect to such Certificate, the Exchange Agent will issue a cheque to such Person in the amount equal to (x) the number of Shares represented by such lost, stolen or destroyed Certificate multiplied by (y) the Per Share Merger Consideration.

Section 2.04.      Options and Restricted Shares. (a) At or immediately prior to the Effective Time, the Company shall (i) terminate the Equity Compensation Plans, and any relevant award agreements applicable to the Equity Compensation Plans, (ii) cancel each Option that is then outstanding and unexercised, whether or not vested or exercisable and (iii) cancel each Restricted Share that is then outstanding.

(b)             Each former holder of any Option, whether vested or unvested, that is cancelled at the Effective Time shall, in exchange thereof, be paid by the Surviving Company or one of its Subsidiaries, as soon as practicable after the Effective Time (without interest), a cash amount equal to the product of (i) the excess, if any, of the Per Share Merger Consideration over the Exercise Price of such Option and (ii) the number of Shares underlying such Option; provided that if the Exercise Price of any such Option is equal to or greater than the Per Share Merger Consideration, such Option shall be cancelled without any payment therefor.

(c)             Each former holder of any Restricted Shares, whether vested or unvested, that were outstanding as of immediately prior to the Effective Time, shall, in exchange for all such shares, be issued by the Surviving Company, at the Effective Time, the number of Surviving Company RS equal to such holder’s Rollover RS Portion; provided that any fractional Surviving Company RS resulting from such calculation shall be rounded down to the nearest whole share. The terms and conditions of the Surviving Company RS shall otherwise remain the same as the terms and conditions of the Restricted Shares exchanged therefor.

(d)             Any payment under this Section 2.04 shall be subject to all applicable Taxes and tax withholding requirements, and each former holder of any Option and/or Restricted Share shall be personally responsible for the proper reporting and payment of all Taxes related to any distribution contemplated by this Section 2.04.

(e)             As promptly as reasonably practicable following the date hereof, the Company shall deliver written notice to each holder of Options and/or Restricted Shares, informing such holder of the effect of the Merger on their Options and/or Restricted Shares. Prior to the Effective Time, the Company Board or the compensation committee of the Company Board, as applicable, shall pass any resolutions and take any actions which are reasonably necessary, including, if necessary, obtaining the consent of the individual holders of Options and/or Restricted Shares, or making any amendments to the terms of the Equity Compensation Plans and/or the award agreements thereunder to give effect to the transactions contemplated by this Section 2.04, including the approval and adoption of the New Equity Compensation Plan. Notwithstanding any other provision of this Section 2.04, payment may be withheld in respect of any Option or Restricted Share until any such necessary consents are obtained.

Section 2.05.      Adjustments. If, during the period between the date of this Agreement and the Effective Time, any change in the issued and outstanding share capital of the Company shall occur, including by reason of any reclassification, recapitalization, share split or combination, exchange or readjustment of shares, or any share dividend thereon with a record date during such period, the Per Share Merger Consideration and the Per ADS Merger Consideration shall be appropriately adjusted to provide to the holders of Shares (including Shares represented by ADSs and Restricted Shares) and Options the same economic effect as contemplated by this Agreement prior to such action.

Section 2.06.      Withholding Rights. Notwithstanding any provision contained herein to the contrary, each of the Exchange Agent, the Surviving Company, Parent and the Depositary shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article 2 such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of applicable Tax law. If the Exchange Agent, the Surviving Company, Parent or the Depositary, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares (including Restricted Shares), ADSs or Options in respect of which the Exchange Agent, the Surviving Company, Parent or the Depositary, as the case may be, made such deduction and withholding.

Section 2.07.      Untraceable Shareholders. Remittances for the Per Share Merger Consideration or the Per ADS Merger Consideration, as the case may be, shall not be sent to holders of Shares or ADSs who are untraceable unless and until, except as provided below, they notify the Exchange Agent or the Depositary, as applicable, of their current contact details prior to the Effective Time. A holder of Shares or ADSs will be deemed to be untraceable if (i) such Person has no registered address in the register of members (or branch register) maintained by the Company or the Depositary, as applicable, or (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a check payable to such Person either (x) has been sent to such Person and has been returned undelivered or has not been cashed, or (y) has not been sent to such Person because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company or the Depositary, as applicable, or (iii) notice of the Company Shareholder Meeting convened to vote on the Merger has been sent to such Person and has been returned undelivered. Dissenting Shareholders and holders of Shares or ADSs who are untraceable who subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods will be advised to contact the Surviving Company.

Section 2.08.      Termination of Deposit Agreement. As soon as reasonably practicable after the Effective Time, the Surviving Company shall provide notice to Citibank, N.A. (the “Depositary”) to terminate the deposit agreement, dated March 26, 2013, between the Company, the Depositary and all holders from time to time of ADSs issued thereunder (the “Deposit Agreement”) in accordance with its terms.

Section 2.09.      Dissenting Shares. (a) Notwithstanding any provision of this Agreement to the contrary and to the extent available under the Cayman Companies Law, Shares that are outstanding immediately prior to the Effective Time and that are held by shareholders who shall have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger in accordance with Section 238 of the Cayman Companies Law (collectively, the “Dissenting Shares”; holders of Dissenting Shares being referred to as “Dissenting Shareholders”) shall be cancelled and the Dissenting Shareholders shall not be entitled to receive the Per Share Merger Consideration and shall instead be entitled to receive only the payment of the value of such Shares held by them determined in accordance with the provisions of Section 238 of the Cayman Companies Law, except that all shares held by Dissenting Shareholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to dissent from the Merger under Section 238 of the Cayman Companies Law shall thereupon (i) not be deemed to be Dissenting Shares and (ii) be and be deemed to have been cancelled and converted into, as of the Effective Time, the right to receive the Per Share Merger Consideration, without any interest thereon, in the manner provided in Section 2.02(a).

(b)             The Company shall give Parent (i) prompt notice of any demands for appraisal received by the Company, attempted withdrawals of such demands, and any other instruments served pursuant to Applicable Law and received by the Company relating to its shareholders’ rights to dissent from the Merger and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the Cayman Companies Law. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands or approve any withdrawal of any such demands.

(c)             In the event that any written notices of objection to the Merger are served by any shareholders of the Company pursuant to section 238(2) of the Cayman Companies Law, the Company shall serve written notice of the authorization of the Merger on such shareholders pursuant to section 238(4) of the Cayman Companies Law within five days of obtaining the Company Shareholder Approval at the Company Shareholder Meeting.

Section 2.10.      Agreement of Fair Value. The Company and Parent respectively agree that the Per Share Merger Consideration represents the fair value of the Shares for the purposes of Section 238(8) of the Cayman Companies Law.

Article 3
The Surviving Company

Section 3.01.      Memorandum and Articles of Association. The memorandum and articles of association of Merger Subsidiary in effect at the Effective Time shall be the memorandum and articles of association of the Surviving Company until amended in accordance with Applicable Law; provided that, at the Effective Time, Article I of such memorandum of association shall be amended to read as follows: “The name of the corporation is Ku6 Media Co., Ltd.”.

Section 3.02.      Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, (i) the directors of Merger Subsidiary at the Effective Time shall be the directors of the Surviving Company and (ii) the officers of the Company at the Effective Time shall be the officers of the Surviving Company, in each case, except as otherwise determined by Parent prior to the Effective Time, and until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Company.

Article 4
Representations and Warranties of the Company

Except (i) as set forth in the Company Disclosure Schedule (it being understood that any information set forth in one section or subsection of the Company Disclosure Schedule shall be deemed to apply and qualify the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent that such information is relevant to such other section or subsection), or (ii) as disclosed in the Company SEC Documents filed or furnished prior to the date of this Agreement (excluding “risk factors” sections or any language in such reports that is predictive or forward-looking, in each case other than any specific factual information contained therein), the Company represents and warrants to Parent and Merger Subsidiary that:

Section 4.01.      Corporate Existence and Power. The Company is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not have, individually or in the aggregate, a Company Material Adverse Effect. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has heretofore made available to Parent true and complete copies of the memorandum and articles of association of the Company as currently in effect.

Section 4.02.      Corporate Authorization. (a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions are within the Company’s corporate powers and, except for the Company Shareholder Approval, have been duly authorized by all necessary corporate action on the part of the Company. The affirmative vote of holders of Shares representing at least two-thirds of the Shares present and voting in person or by proxy as a single class at the Company Shareholder Meeting in accordance with Section 233(6) of the Cayman Companies Law and the memorandum and articles of association of the Company is the only vote of the holders of any of the Company’s share capital necessary in connection with the consummation of the Merger (the “Company Shareholder Approval”). The Depositary is obligated pursuant to the Deposit Agreement to vote all Shares represented by ADSs in accordance with the instructions of holders of such corresponding ADSs on the applicable record date for determining the entitlement of holders to give instructions for the exercise of the voting rights pertaining to such Shares. This Agreement constitutes a legal, valid and binding agreement of the Company enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

(b)             The Special Committee comprises three members of the Company Board each of whom is not affiliated with Parent or Merger Subsidiary, is not a member of the Company’s management. At a meeting duly called and held, the Company Board, acting upon the unanimous recommendation of the Special Committee, has unanimously (i) determined that this Agreement, Plan of the Merger and the Transactions, including the Merger, on the terms and subject to the conditions set forth herein, are fair to, and it is in the best interests of, the Company and its shareholders (other than the holders of the Excluded Shares), and declared it advisable, to enter into this Agreement, the Plan of Merger and the Transactions, including the Merger, (ii) approved the execution, delivery and performance by the Company of this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, (iii) directed that this Agreement, the Plan of Merger and the Transactions, including the Merger, be submitted to the holders of Shares for authorization and approval, and (iv) resolved to recommend authorization and approval of this Agreement, the Plan of Merger and the Transactions, including the Merger, to the holders of Shares (such recommendation, the “Company Board Recommendation”).

Section 4.03.      Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions require no action by or in respect of, or filing with, any Governmental Authority other than (i) the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands pursuant to the Cayman Companies Law, (ii) compliance with the applicable requirements of the 1934 Act, and the rules and regulations promulgated thereunder (including the joining of the Company in the filing of a Schedule 13E-3 which shall incorporate by reference the Proxy Statement, and the filing or furnishing of one or more amendments to the Schedule 13E-3 to respond to comments of the SEC, if any, on such documents), (iii) compliance with the rules and regulations of NASDAQ, and (iv) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.04.      Non-contravention. The execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the memorandum and articles of association of the Company, (ii) assuming compliance with the matters referred to in Section 4.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) assuming compliance with the matters referred to in Section 4.03, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon the Company or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Company and its Subsidiaries or (iv) result in the creation or imposition of any Lien (other than Permitted Liens) on any asset of the Company or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.05.      Capitalization. (a) The authorized share capital of the Company consists of 12,000,000,000 Shares. As of March 31, 2016, (i) 4,771,610,860 Shares are issued and outstanding, all of which have been duly authorized and are validly issued, fully paid and non-assessable, (ii) 74,279,400 Shares are held in the treasury of the Company, (iii) 74,279,400 Shares have been issued to the Depositary and are held in the Company’s name and reserved for issuance pursuant to outstanding Options granted pursuant to the Equity Compensation Plans (and for the avoidance of doubt, are not included in the number of issued and outstanding Shares set forth in clause (i) above) and (iv) 573,570,000 Restricted Shares are outstanding (and for the avoidance of doubt, are not included in the number of issued and outstanding Shares set forth in clause (i) above). All issued and outstanding share capital of the Company has been, and all Shares that may be issued pursuant to any Equity Compensation Plan will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights.

(b)             Section 4.05(b) of the Company Disclosure Schedule sets forth, as of the date hereof, a list of the issued and outstanding Options, and with respect to each batch of Options (i) the number of Shares subject to each such Option and (ii) the Exercise Price of such Option, if applicable. Section 4.05(b) of the Company Disclosure Schedule sets forth, as of the date hereof, a list of the issued and outstanding Restricted Shares, and the vesting schedule and other vesting conditions (if any) of such Restricted Shares. The grant of each outstanding Option and Restricted Share was properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) in compliance with the terms of the applicable Equity Compensation Plan and all Applicable Laws in all material respects. Except as required pursuant to the Equity Compensation Plan or award agreements evidencing Options or Restricted Shares set forth in Section 4.05(b) of the Company Disclosure Schedule, there are no commitments or agreements of any character to which the Company or any of its Subsidiaries is bound obligating such Person to accelerate or otherwise alter the vesting of any Option or Restricted Share as a result of the Transactions. The Company has made available to Parent accurate and complete copies of each Equity Compensation Plan pursuant to which the Company has granted the Options and Restricted Shares that are currently outstanding.

(c)             There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of the Company may vote. Except as set forth in this Section 4.05 and for changes since the date of this Agreement resulting from the exercise of Options or vesting of Restricted Shares outstanding on such date, there are no issued, reserved for issuance or outstanding (i) shares of share capital or other voting securities of or ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable for shares of share capital or other voting securities of or ownership interests in the Company or (iii) warrants, calls, options or other rights to acquire from the Company, or other obligation of the Company to issue, any share capital, voting securities or securities convertible into or exchangeable for share capital or voting securities of the Company or (iv) restricted shares, share appreciation rights, performance units, contingent value rights, “phantom” share or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any share capital of or voting securities of the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities. Neither the Company nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any Company Securities.

(d)             None of the Company Securities are owned by any Subsidiary of the Company.

Section 4.06.      Subsidiaries. (a) Each Subsidiary of the Company has been duly incorporated or organized, is validly existing and (where applicable) in good standing under the laws of its jurisdiction of organization, has all organizational powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each such Subsidiary is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All Subsidiaries of the Company and their respective jurisdictions of organization are identified in the Company 20-F.

(b)             All of the outstanding share capital of or other voting securities of, or ownership interests in, each Subsidiary of the Company, is owned by the Company,

directly or indirectly, free and clear of any Lien (other than Permitted Liens). There are no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into, or exchangeable for, shares of share capital or other voting securities of, or ownership interests in, any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any share capital or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable for, any share capital or other voting securities of, or ownership interests in, any Subsidiary of the Company or (iii) restricted shares, share appreciation rights, performance units, contingent value rights, “phantom” share or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any share capital or other voting securities of, or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities. Except for the share capital or other voting securities of, or ownership interests in, its Subsidiaries, the Company does not own, directly or indirectly, any share capital or other voting securities of, or ownership interests in, any Person.

Section 4.07.      SEC Filings. (a) The Company has timely filed with or furnished to the SEC, and made available to Parent, all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by the Company since January 1, 2015 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”).

(b)             As of its filing date (and as of the date of any amendment), each Company SEC Document complied, and each Company SEC Document filed subsequent to the date hereof will comply, as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be.

(c)             As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Company SEC Document filed pursuant to the 1934 Act did not, and each Company SEC Document filed subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d)             Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e)             The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act). Such disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the 1934 Act are being prepared. Such disclosure controls and procedures are effective in timely alerting the Company’s principal executive officer and principal financial officer to material information required to be included in the Company’s periodic and current reports required under the 1934 Act.

(f)             The Company and its Subsidiaries have established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the 1934 Act) sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP. To the Knowledge of the Company, based on its most recent evaluation of internal controls prior to the date hereof, neither the Company nor its auditors has identified or been aware of (i) any significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls over financial reporting utilized by the Company.

(g)             There are no outstanding loans or other extensions of credit made by the Company or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the 1934 Act) or director of the Company. The Company has not, since the enactment of the Sarbanes-Oxley Act, taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(h)             Except as set forth in Section 4.07(h) of the Company Disclosure Schedule, the Company has complied in all material respects with the applicable listing and corporate governance rules and regulations of NASDAQ.

(i)             Since January 1, 2015, there has been no transaction, or series of similar transactions, agreements, arrangements or understandings, nor is there any proposed transaction as of the date of this Agreement, or series of similar transactions, agreements, arrangements or understandings to which the Company or any of its Subsidiaries was or is to be a party, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the 1933 Act.

Section 4.08.      Financial Statements. The audited consolidated financial statements of the Company for the fiscal year ended December 31, 2014 and the unaudited financial statements of the Company for the period ended September 30,  2015 included or incorporated by reference in the Company SEC Documents complied as to form, as of the date of filing with the SEC, in all materials respects with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited interim financial statements, as permitted by the rules and regulations of the

SEC) applied on a consistent basis and fairly present in all materials respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end adjustments and the absence of footnotes in the case of any unaudited interim financial statements).

Section 4.09.      Disclosure Documents. The information supplied by the Company for inclusion in the proxy statement, or any amendment or supplement thereto, to be sent to the Company’s shareholders relating to the approval of this Agreement, the Plan of Merger and the Transactions, including the Merger, by the Company’s shareholders (the “Proxy Statement”) and the Schedule 13E-3 relating to the approval of this Agreement, the Plan of Merger and the Transactions, including the Merger, by the Company’s shareholders, or any amendment or supplement thereto (the “Schedule 13E-3”) shall not, (i) on the date the Proxy Statement, and any amendments or supplements thereto, is first mailed to the shareholders of the Company or at the time of the Company Shareholder Approval, or (ii) on the date the Schedule 13E-3 is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 4.09 will not apply to statements or omissions included or incorporated by reference in the Proxy Statement or the Schedule 13E-3 based upon information supplied by Parent, Merger Subsidiary or any of their respective representatives or advisors specifically for use or incorporation by reference therein.

Section 4.10.      Absence of Certain Changes. (a) Since the Company Balance Sheet Date, except as set forth in Section 4.10 of the Company Disclosure Schedule, the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course consistent with past practices and there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)             Except for the Transactions contemplated by this Agreement, from the Company Balance Sheet Date until the date hereof, there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a breach of Section 6.01 (disregarding Sections 6.01(b)(i) and 6.01(c)(i)).

Section 4.11.      No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute or otherwise, other than (i) liabilities or obligations disclosed and provided for in the Company Balance Sheet or in the notes thereto, (ii) liabilities or obligations incurred in the ordinary course of business consistent with past practices since the Company Balance Sheet Date, and (iii) liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.12.      Compliance with Laws and Court Orders. Except as set forth in Section 4.12 of the Company Disclosure Schedule, the Company and each of its Subsidiaries is and since January 1, 2015 has been in compliance with, and to the Knowledge of the Company is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any Applicable Law, except for failures to comply or violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There is no order, judgment, injunction, award, decision, determination, stipulation, ruling, subpoena, writ, decree or verdict entered by or with any Governmental Authority outstanding against the Company or any of its Subsidiaries that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.13.      Litigation. Except as set forth in Section 4.13 of the Company Disclosure Schedule, there is no action, suit, investigation or proceeding (or any basis therefor) pending against, or, to the Knowledge of the Company, threatened against or affecting, the Company, any of its Subsidiaries, any present or former officer, director or employee of the Company or any of its Subsidiaries or any Person for whom the Company or any of its Subsidiaries may be liable or any of their respective properties before (or, in the case of threatened actions, suits, investigations or proceedings, would be before) or by any Governmental Authority or arbitrator, that would reasonably be expected to (i) result in an award of monetary damages in excess of RMB 3,000,000, or (ii) have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.14.      Properties. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have good title to, or valid leasehold interests in, all property and assets reflected on the Company Balance Sheet or acquired after the Balance Sheet Date, except as have been disposed of since the Company Balance Sheet Date in the ordinary course of business consistent with past practice.

                      (b)             Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each lease, sublease or license (each, a “Lease”) under which the Company or any of its Subsidiaries leases, subleases or licenses any real property is valid and in full force and effect and (ii) neither the Company nor any of its Subsidiaries, nor to the Company’s Knowledge any other party to a Lease, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Lease, and neither the Company nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under any Lease.

Section 4.15.      Intellectual Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (i) the Company and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any Liens other than Permitted Liens), all Intellectual Property used in or necessary for the conduct of its business as currently conducted, (ii) neither Company nor its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual

Property rights of any Person, (iii) to the Knowledge of the Company, no Person has challenged, infringed, misappropriated or otherwise violated any Intellectual Property right owned by and/or licensed to the Company or its Subsidiaries, (iv) neither the Company nor any of its Subsidiaries has received any written notice or otherwise has Knowledge of any pending claim, action, suit, order or proceeding with respect to any Intellectual Property used by the Company or any of its Subsidiaries or alleging that the any services provided, processes used or products manufactured, used, imported, offered for sale or sold by the Company or any of its Subsidiaries infringes, misappropriates or otherwise violates any Intellectual Property rights of any Person, (v) the consummation of the Transactions will not alter, encumber, impair or extinguish any Intellectual Property right of the Company or any of its Subsidiaries or impair the right of Parent to develop, use, sell, license or dispose of, or to bring any action for the infringement of, any Intellectual Property right of the Company or any of its Subsidiaries, (vi) the Company and its Subsidiaries have taken reasonable steps in accordance with normal industry practice to maintain the confidentiality of all Trade Secrets owned, used or held for use by the Company or any of its Subsidiaries and no such Trade Secrets have been disclosed other than to employees, representatives and agents of the Company or any of its Subsidiaries all of whom are bound by written confidentiality agreements, (vii) the IT Assets operate and perform in a manner that permits the Company and its Subsidiaries to conduct their respective businesses as currently conducted and to the Knowledge of the Company, no Person has gained unauthorized access to the IT Assets, and (viii) the Company and its Subsidiaries have implemented reasonable backup and disaster recovery technology consistent with industry practices.

Section 4.16.      Taxes. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect:

(a)             the Company and each of its Subsidiaries (i) have prepared (or caused to be prepared) and timely filed (taking into account any extension of time within which to file) with any Taxing Authority all Tax Returns required to be filed by Applicable Law and all such filed Tax Returns are true, correct and complete, and (ii) have paid all Taxes that are shown as due on such filed Tax Returns and any Taxes that the Company or any of its Subsidiaries are obligated to withhold, except with respect to matters contested in good faith;

(b)             no audit or other examination or administrative, judicial or other proceeding of, or with respect to, any material Tax Return or material Taxes of the Company or any of its Subsidiaries is currently in progress, and neither the Company nor any of its Subsidiaries has been notified of any written request for, or, to the Knowledge of the Company, any threat of, such an audit or other examination or administrative, judicial or other proceeding;

(c)             no written claim has been made by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file any Tax Return that the Company or such Subsidiary is or may be subject to taxation by such jurisdiction; and

(d)             to the Knowledge of the Company, (i) each of the Company’s Subsidiaries formed in the PRC has, in accordance with Applicable Law, duly registered with the relevant PRC Governmental Authority and obtained and maintained the validity of all material national and local Tax registration certificates, (ii) no submissions made to any Governmental Authority in connection with obtaining Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments or Tax rebates contained any material misstatement or omission that would have affected the granting of such Tax exemptions, preferential treatments or rebates, and (iii) no suspension, revocation or cancellation of any such Tax exemptions, preferential treatments or rebates is pending or threatened.

Section 4.17.      Employee Benefit Plans. (a) Schedule 4.17 of the Company Disclosure Schedule contains a correct and complete list identifying each material benefit and compensation plan, agreement or arrangement, including, without limitation, any plan or agreement to provide severance or fringe benefits, which is maintained, administered or contributed to by the Company or any of its Subsidiaries and covers any employee or former employee of the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any liability. Copies of such plans (and, if applicable, related trust or funding agreements or insurance policies) and all amendments thereto and written interpretations thereof have been furnished to Parent. Such plans are referred to collectively herein as the “Employee Plans.”

(b)             Except as otherwise specifically provided in this Agreement regarding the Options and the Restricted Shares, the consummation of the Transactions alone will not entitle any, current or former, employee or independent contractor of the Company or any of its Subsidiaries to severance pay or accelerate the time of payment or vesting or trigger any payment of funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Employee Plan.

(c)             Neither the Company nor any of its Subsidiaries has any liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current employees of the Company or its Subsidiaries.

(d)             Neither the Company nor any of its Subsidiaries is a party to or subject to, or is currently negotiating in connection with entering into, any collective bargaining agreement or other contract or understanding with a labor union or organization.

(e)             Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and its Subsidiaries is in compliance with all Applicable Laws relating to employment and employment practices, and is not liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing.

(f)             There is no action, suit, investigation, audit or proceeding pending against or involving or, to the Knowledge of the Company, threatened against or involving, any Employee Plan before any Governmental Authority.

Section 4.18.      Environmental Matters. Except as would not have a Company Material Adverse Effect:

(a)             the Company and its Subsidiaries are in compliance with all applicable Environmental Laws; and

(b)             neither the Company nor any of its Subsidiaries is subject to any order by any Governmental Authority or agreement with any third party concerning liability under any Environmental Law.

Section 4.19.      Material Contracts.

(a)             Except for this Agreement, the contracts filed as exhibits to the Company SEC Documents or as set forth in Section 4.19 of the Company Disclosure Schedule, as of the date hereof, none of the Company or its Subsidiaries is a party to or bound by (i) any contract that would be required to be filed by the Company or pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the 1934 Act, (ii) any contract between the Company or any of its Subsidiaries and any director or executive officer of the Company or any Person beneficially owning five percent or more of the outstanding Shares required to be disclosed pursuant to Item 7B or Item 19 of Form 20-F under the 1934 Act, (iii) any contract for the license from the Company or any of its Subsidiaries of any material Intellectual Property on an exclusive basis, or (iv) except with respect to territorial restrictions on the distribution of products pursuant to the Company’s distribution agreements with distributors entered into the ordinary course of business, any contract (A) purporting to restrict the ability of the Company or its Subsidiaries to (1) compete in any geographic region or line of business, (2) sell or deliver products or services to any Person, or (3) compete with or obtain products or services from any Person or (B) containing exclusivity obligations or “most favored nation” provisions. Each such contract described in clauses (i) through (iv) above and each such contract that would be a Material Contract but for the exception of being filed as an exhibit to the Company SEC Reports is referred to herein as a “Material Contract”.

(b)             Except as would not have a Company Material Adverse Effect, (i) each Material Contract is a legal, valid and binding obligation of the Company or its Subsidiaries party thereto and, to the Company’s Knowledge, the other parties thereto, in each case subject to the bankruptcy, insolvency (including all laws relating to fraudulent transfers), reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles, (ii) neither the Company nor any of its Subsidiaries nor, to the Company’s Knowledge, any other party thereto is in breach or violation of, or default under, any Material Contract and no event has occurred or not occurred through the Company’s or any of its Subsidiaries’ action or inaction or, to the Company’s Knowledge, the action or inaction of any third party, that with notice or lapse of time or both would constitute a breach or violation of, or default under, any Material Contract and (iii) to the Company’s Knowledge, the Company and its Subsidiaries have not received any written claim or notice of default, termination or cancellation under any such Material Contract.

Section 4.20.      No Secured Creditors. The Company does not have any secured creditors holding a fixed or floating charge or security interest.

Section 4.21.      Insurance. Except as would not have a Company Material Adverse Effect, (a) the Company and its Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of the Company and its Subsidiaries (taking into account the cost and availability of such insurance), including directors and officers insurance, and (b) the Company has no reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost. To the Company’s Knowledge, none of the Company and its Subsidiaries (i) have received any written notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any of its respective insurance policies, or (ii) been denied any insurance coverage which it has sought or for which it has applied.

Section 4.22.      Finders’ Fees. Except for Duff & Phelps, LLC or Duff & Phelps Securities, LLC (the “Financial Advisor”), a copy of whose engagement agreement has been provided to Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission from the Company or any of its Affiliates in connection with the Transactions.

Section 4.23.      Opinion of Financial Advisor. The Special Committee has received the written opinion of the Financial Advisor, to the effect that, as of the date of such opinion, and subject to the assumptions, qualifications and limitations set forth therein, the Merger Consideration to be received by holders of Shares and ADSs (in each case, other than the holders of Excluded Shares and the Dissenting Shares) is fair, from a financial point of view, to such holders, a copy of which opinion will be delivered to Parent promptly after the date of this Agreement for informational purposes only.

Section 4.24.      Antitakeover Provisions. The Company is not party to any shareholder rights agreement, “poison pill” or similar anti-takeover agreement or plan. No takeover, anti-takeover, moratorium, “fair price”, “control share” or other similar laws enacted under any Applicable Laws other than the Cayman Companies Law (each, a “Takeover Statute”) is applicable to this Agreement or the Transactions.

Section 4.25.      No Additional Representation. Except for the representations and warranties made by the Company in Article 4, neither the Company nor any other Person makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective financial condition, business, assets or results of operations or any information provided to Parent, Merger Subsidiary or any of its Affiliates or Representatives, notwithstanding the delivery or disclosure to Parent, Merger Subsidiary or any of its Affiliates or Representatives of any documentation, forecasts or other information in connection with the Transactions, and each of Parent and Merger Subsidiary acknowledges the foregoing.

Article 5
Representations and Warranties of Parent and Merger Subsidiary

Parent and Merger Subsidiary hereby, jointly and severally, represent and warrant to the Company that:

Section 5.01.      Corporate Existence and Power. Each of Parent and Merger Subsidiary is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Since the date of its incorporation, Merger Subsidiary has not engaged in any activities other than in connection with or as contemplated by this Agreement.

Section 5.02.      Corporate Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the Transactions are within the corporate powers of Parent and Merger Subsidiary and have been duly authorized by all necessary corporate action. Each of the board of directors of Parent and Merger Subsidiary and Parent as the sole shareholder of Merger Subsidiary have duly and validly approved by resolution and authorized the execution, delivery and performance of this Agreement and the consummation of the Transactions by Parent and Merger Subsidiary, as the case may be, and taken all such actions as may be required to be taken by the board of directors of Parent and Merger Subsidiary, and Parent as the sole shareholder of Merger Subsidiary to effect the Transactions. This Agreement constitutes a valid and binding agreement of each of Parent and Merger Subsidiary, enforceable against Parent and Merger Subsidiary in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

Section 5.03.      Governmental Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the Transactions require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands pursuant to the Cayman Companies Law, (ii) compliance with the applicable requirements of the 1934 Act, and the rules and regulations promulgated thereunder (including the joining of Parent and Merger Subsidiary (and certain of their Affiliates) in the filing of a Schedule 13E-3 which shall incorporate by reference the Proxy Statement, the filing or furnishing of one or more amendments to the Schedule 13E-3 to respond to comments of the SEC, if any, on the Schedule 13E-3, and the filing of a Schedule 13D with the SEC), (iii) compliance with the rules and regulations of NASDAQ and (iv) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.04.      Non-contravention. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the Transactions do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the memorandum and articles of association of Parent or Merger Subsidiary, (ii) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) assuming compliance with the matters referred to in Section 5.03, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon Parent or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Parent and its Subsidiaries or (iv) result in the creation or imposition of any Lien (other than Permitted Liens) on any asset of the Parent or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.05.      Disclosure Documents. The information supplied by Parent and Merger Subsidiary for inclusion in the Proxy Statement and the Schedule 13E-3 shall not, (i) on the date the Proxy Statement, and any amendments or supplements thereto, is first mailed to the shareholders of the Company, or at the time of the Company Shareholder Approval, or (ii) on the date the Schedule 13E-3 and any amendment or supplement thereto is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 5.05 will not apply to statements or omissions included or incorporated by reference in the Proxy Statement or the Schedule 13E-3 based upon information supplied by the Company or any of its representatives or advisors specifically for use or incorporation by reference therein.

Section 5.06.      Financing. (a) Parent has, or will have at the Effective Time, sufficient funds to enable it to consummate the Merger pursuant to the terms of this Agreement, including to pay the aggregate Merger Consideration for all of the Shares (including the Shares represented by the ADSs), to make all payments in respect of the Options and the Restricted Shares, to pay all related fees and expenses of Parent, Merger Subsidiary and their respective Representatives pursuant to this Agreement and satisfy all of the other obligations of Parent and Merger Subsidiary contemplated hereunder.

(b)             Notwithstanding anything in this Agreement to the contrary, each of Parent and Merger Subsidiary acknowledges and agrees that the obtaining of the financing shall not be a condition to the Closing, and reaffirms its obligation to consummate the Transactions irrespective and independently of the availability of the financing, subject to the applicable conditions set forth in Article 9.

(c)             Merger Subsidiary has no secured creditors holding a fixed or floating security interest.

Section 5.07.      Finders’ Fees. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent who might be entitled to any fee or commission from the Company or any of its Affiliates upon consummation of the Transactions.

Section 5.08.      Solvency. Neither Parent nor Merger Subsidiary is entering into the Transactions with the intent to hinder, delay or defraud either present or future creditors. Immediately after giving effect to all of the Transactions contemplated hereby, the payment of the Per Share Merger Consideration, the Per ADS Merger Consideration and the aggregate amount of consideration payable in respect of the Options and the Restricted Shares in accordance with Section 2.04, the payment of all other amounts required to be paid in connection with the consummation of the Transactions, and the payment of all related fees and expenses, Parent, the Surviving Company and each of its Subsidiaries will be solvent at and immediately after the Effective Time, as such term is used under the laws of the Cayman Islands.

Section 5.09.      Ownership of Securities. None of Parent, Merger Subsidiary or any of their Affiliates beneficially owns (as such term is used in Rule 13d-3 promulgated under the 1934 Act) any Shares or other securities of the Company or its Subsidiaries or any options, warrants or other rights to acquire Shares or other securities of, or any other economic interest (through derivative securities or otherwise) in, the Company or its Subsidiaries, except as set forth on the Schedule 13D/A filed by Parent and certain of its Affiliates with the SEC on February 2, 2016.

Section 5.10.      Certain Actions. Other than this Agreement, as of the date hereof, there are no contracts (whether oral or written), (i) between Parent, Merger Subsidiary or any of their Affiliates (excluding the Company and its Subsidiaries), on the one hand, and any member of the Company’s management, directors or shareholders, on the other hand, that relate in any way to the Transactions, or (ii) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration or the Per ADS Merger Consideration or pursuant to which any shareholder of the Company has agreed to vote to approve this Agreement or the Merger or has agreed to vote against any Superior Proposal.

Section 5.11.      No Additional Representations. Except for the representations and warranties made by Parent and Merger Subsidiary in this Article 5, neither Parent nor Merger Subsidiary nor any other Person makes any other express or implied representation or warranty with respect to Parent or Merger Subsidiary or any of its Subsidiaries or their respective financial condition, business, assets or results of operations, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information in connection with the Transactions, and the Company acknowledges the foregoing.

Article 6
Covenants of the Company

The Company agrees that:

Section 6.01.      Conduct of the Company. From the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with Section 10.01, except (i) as required by Applicable Law, (ii) as expressly contemplated by any other provision of this Agreement or (iii) with the prior written consent of Parent, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course consistent with past practice in all material respects and use its reasonable best efforts to (A) preserve substantially intact its present business organization, (B) maintain in effect all of its foreign, national, provincial and local licenses, permits, consents, franchises, approvals and authorizations that are material to the business of the Company and its Subsidiaries, taken as a whole, (C) keep available the services of its directors, officers and key employees and (D) maintain current relationships with its customers, lenders and suppliers having material business relationships with it. Without limiting the generality of the foregoing, except (w) as expressly contemplated by this Agreement, (x) as required by Applicable Law, (y) as set forth in Section 6.01 of the Company Disclosure Schedule or (z) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned, or delayed), the Company shall not, nor shall it permit any of its Subsidiaries to:

(a)             amend its memorandum and articles of association or other similar organizational documents (whether by merger, consolidation or otherwise);

(b)             (i) split, sub-divide, combine or reclassify any share capital, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of its share capital, except for dividends by any of its Subsidiaries or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities or any Company Subsidiary Securities (other than the purchase of any Company Securities to satisfy obligations under the Equity Compensation Plans);

(c)             (i) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of any Company Securities or Company Subsidiary Securities, other than the issuance of (A) any Shares upon the exercise of Options that are outstanding on the date of this Agreement in accordance with the terms of those Options on the date of this Agreement and (B) any Company Subsidiary Securities to the Company or any other wholly owned Subsidiary of the Company or (ii) amend any term of any Company Security or any Company Subsidiary Security (in each case, whether by merger, consolidation or otherwise);

(d)             incur any capital expenditures or any obligations or liabilities in respect thereof, except for (i) those contemplated by the capital expenditure budget that has been made available to Parent prior to the date of this Agreement and (ii) any unbudgeted capital expenditures not to exceed US$500,000 in the aggregate;

(e)             acquire (by merger, consolidation, acquisition of shares or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than (i) inventory and supplies in the ordinary course of business of the Company and its Subsidiaries in a manner that is consistent with past practice and (ii) acquisitions with a purchase price (including assumed indebtedness) that does not exceed US$600,000 in the aggregate;

(f)             sell, lease or otherwise transfer, or create or incur any Lien (other than Permitted Liens) on, any of the Company’s or its Subsidiaries’ assets, securities, properties, interests or businesses, other than (i) in the ordinary course of business consistent with past practice and (ii) sales of assets, securities, properties, interests or businesses with a sale price (including any related assumed indebtedness) that does not exceed US$1,000,000 in the aggregate;

(g)             other than in connection with actions permitted by Section 6.01(d) or Section 6.01(e), make any loans, advances or capital contributions to, or investments in, any other Person, other than in the ordinary course of business consistent with past practice;

(h)             create, incur, assume, suffer to exist or otherwise be liable with respect to any indebtedness for borrowed money or guarantees thereof;

(i)             enter into any contract, agreement, arrangement or understanding of the type referred to in Section 4.19(a)(iv);

(j)             enter into, amend or modify in any material respect or terminate any Material Contract or otherwise waive, release or assign any material rights, claims or benefits of the Company or any of its Subsidiaries other than in the ordinary course of business and consistent with past practice;

(k)             except as required pursuant to existing Equity Compensation Plans or contracts in effect as of the date hereof, with respect to any director, executive officer or employee of the Company or any of its Subsidiaries whose annual compensation exceeds US$100,000, (i) (A) grant or increase any severance or termination pay to (or amend any existing severance pay or termination arrangement) or (B) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement), (ii) increase benefits payable under any existing severance or termination pay policies, (iii) establish, adopt or amend (except as required by Applicable Law) any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, share option, restricted share or other benefit plan or arrangement or (iv) increase compensation, bonus or other benefits payable;

(l)             change the Company’s methods of accounting, except as required by concurrent changes in GAAP or in Regulation S-X of the 1934 Act, as agreed to by its independent public accountants;

(m)             make or change any material Tax election, change any annual tax accounting period, adopt or change any method of Tax accounting, file any material amended Tax Returns or claims for material Tax refunds, enter into any material closing agreement, surrender any material Tax claim, audit or assessment, surrender any right to claim a material Tax refund, offset or other reduction in Tax liability, consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment, settle or finally resolve any material controversy with respect to Taxes, or take or omit to take any other action, if any such action or omission would have the effect of increasing the Tax liability or reducing any Tax asset of the Company or any of its Subsidiaries;

(n)             settle, or offer or propose to settle, (i) any material litigation, investigation, arbitration, proceeding or other claim involving or against the Company or any of its Subsidiaries, (ii) any shareholder litigation or dispute against the Company or any of its officers or directors or (iii) any litigation, arbitration, proceeding or dispute that relates to the Transactions;

(o)             permit any material item of Intellectual Property owned by the Company or any of its Subsidiaries to lapse or to be abandoned, dedicated, or disclaimed, fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and taxes required or advisable to maintain and protect its interest in such Intellectual Property;

(p)             terminate or cancel, let lapse, or amend or modify in any material respect, other than renewals in the ordinary course of business, any material insurance policies maintained by it which is not promptly replaced by a comparable amount of insurance coverage;

(q)             fail to make in a timely manner any filings or registrations with the SEC required under the 1933 Act or the 1934 Act or the rules and regulations promulgated thereunder; or

(r)             agree, resolve or commit to do any of the foregoing.

Section 6.02.      Company Shareholder Meeting. (a) Subject to Section 10.01, as promptly as practicable after the SEC confirms that it has no further comments on the Schedule 13E-3, the Company shall (i) establish a record date (which will be a date that is within fourteen (14) days following such confirmation by the SEC) for determining shareholders of the Company entitled to vote at the shareholders’ meeting for the purpose of voting upon the approval of this Agreement, the Plan of Merger and the Transactions (the “Company Shareholder Meeting”), (ii) mail or cause to be mailed (and in any event with fourteen (14) days following such confirmation by the SEC) the Proxy Statement to the holders of Shares as of the record date established for the Company Shareholder Meeting, which meeting the Company shall duly convene and cause to occur within thirty (30) days following the mailing of the Proxy Statement, and (iii) instruct or otherwise cause the Depositary to (A) fix a record date for determining the holders of ADSs who shall be entitled to give instructions for the exercise of the voting rights pertaining to the Shares represented by ADSs (the “Record ADS Holders”) within five (5) Business Days following such confirmation by the SEC, (B) provide all proxy solicitation materials to all Record ADS Holders, and (C) vote all Shares represented by ADSs in accordance with the instructions of such corresponding Record ADS Holders.

(b)             Notwithstanding the foregoing, the Company may, and Parent may request the Company to, postpone or adjourn the Company Shareholder Meeting to a later day (but in any event no later than five (5) Business Days prior to the End Date) (i) with the consent of Parent, (ii) if at the time the Company Shareholder Meeting proceeds to business there are insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business, or (iii) to allow reasonable time for (A) the filing and mailing of any supplemental or amended disclosure which the Company Board has determined in good faith (after consideration of the recommendation of the Special Committee), after consultation with outside counsel is necessary under Applicable Laws and (B) for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Company Shareholder Meeting.

(c)             Subject to Section 6.03, the Company Board shall (i) recommend to holders of the Shares that they approve this Agreement, the Plan of Merger and the Transactions, and shall include such recommendation in the Proxy Statement, (ii) use its reasonable best efforts to solicit from its shareholders proxies in favor of the approval of this Agreement, the Plan of Merger and the Transactions and shall take all other action necessary or advisable to obtain the Company Shareholder Approval in accordance with applicable Law and the Company’s memorandum and articles of association, and (iii) otherwise comply with all legal requirements applicable to the Company Shareholder Meeting. Upon the reasonable request of Parent, the Company shall use reasonable best efforts to advise Parent on a daily basis on each of the last ten (10) Business Days prior to the date of the Company Shareholder Meeting as to the aggregate tally of the proxies received by the Company with respect to the approval of this Agreement, the Plan of Merger and the Transactions.

Section 6.03.      No Solicitation; Other Offers. (a) General Prohibitions. Except as set forth in this Section 6.03, the Company agrees that from the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with Section 10.01, neither the Company nor any of its Subsidiaries shall, nor shall the Company or any of its Subsidiaries authorize or permit any of its or their officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors (“Representatives”) to, directly or indirectly, (i) solicit, initiate or take any other action to knowingly facilitate or encourage the submission of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any Third Party that is seeking to make, or has made, an Acquisition Proposal, (iii) (A) fail to make, withdraw or modify in a manner adverse to Parent the Company Board Recommendation, (B) recommend an Acquisition Proposal or take any action or make any statement inconsistent with the Company Board Recommendation or (C) fail to recommend against any Acquisition Proposal subject to

Regulation 14D under the 1934 Act in a Solicitation/Recommendation Statement on Schedule 14D-9 within ten (10) Business Days after the commencement of such Acquisition Proposal (any of the foregoing in this clause (iii), an “Adverse Recommendation Change”), (iv) fail to enforce or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries, or (v) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal. It is agreed that any violation of the restrictions on the Company set forth in this Section by any Representative of the Company or any of its Subsidiaries shall be a breach of this Section 6.03(a) by the Company.

(b)             Exceptions. Notwithstanding Section 6.03(a), at any time prior to obtaining the Company Shareholder Approval:

(i)            the Company, directly or indirectly through advisors, agents or other intermediaries, may contact a Third Party which has made an Acquisition Proposal to clarify and understand the terms and conditions thereof and to notify such Third Party of the restriction of Section 6.03(a);

(ii)            the Company, directly or indirectly through advisors, agents or other intermediaries, may, acting under the direction of the Special Committee, (A) engage in negotiations or discussions with any Third Party and its Representatives that, subject to the Company’s compliance with Section 6.03(a), has made after the date of this Agreement a bona fide, written Acquisition Proposal that the Company Board (upon recommendation of the Special Committee) reasonably believes will constitute or be expected to lead to a Superior Proposal, (B) furnish to such Third Party or its Representatives non-public information relating to the Company or any of its Subsidiaries pursuant to a confidentiality agreement (that includes standstill obligations) (a copy of which shall be provided for informational purposes only to Parent) with such Third Party with terms no less favorable to the Company than those set forth in Section 8.06; provided that all such information (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such Third Party) and (C) take any nonappealable, final action that any court of competent jurisdiction orders the Company to take;

(iii)            subject to compliance with Section 6.03(d), the Company Board (upon recommendation of the Special Committee) may make an Adverse Recommendation Change and/or authorize the Company to terminate this Agreement pursuant to Section 10.01(d)(i) following receipt of a Superior Proposal; and

(iv)            if an Intervening Event has occurred and the Company Board determines, in its good faith upon recommendation of the Special Committee, that failure to make an Adverse Recommendation Change and/or authorize the Company to terminate this Agreement pursuant to Section 10.01(d)(ii) would be inconsistent with its fiduciary duties under the laws of Cayman Islands, the Company Board (upon recommendation of the Special Committee) may make an Adverse Recommendation Change and/or authorize the Company to terminate this Agreement pursuant to Section 10.01(d)(ii), in each case referred to in the foregoing clauses (ii)-(iv), only if the Company Board determines in good faith (after consideration of the recommendation of the Special Committee), after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under the laws of the Cayman Islands.

In addition, nothing contained in this Section 6.03 shall be deemed to prohibit the Company from complying with its disclosure obligations under United States federal or state Law, or other applicable Laws, with regard to an Acquisition Proposal; provided that a statement by the Company that describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto, or any “stop, look or listen” communication that contains only the information set forth in Rule 14d-9(f) under the 1934 Act shall not be deemed an Adverse Recommendation Change, so long as any action taken or statement made to so comply is consistent with this Section 6.03.

(c)             Required Notices. The Company Board shall not take any of the actions referred to in Section 6.03(b)(iii) or Section 6.03(b)(iv) unless the Company shall have delivered to Parent a prior written notice advising Parent that it intends to take such action. In addition, the Company shall notify Parent promptly (but in no event later than 48 hours) after receipt by the Company (or any of its Representatives) of any Acquisition Proposal, any written indication that a Third Party is considering making an Acquisition Proposal or any written request for information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any Third Party that may be considering making, or has made, an Acquisition Proposal. The Company shall provide such notice in writing and shall identify the Third Party making, and the terms and conditions of, any such Acquisition Proposal, written indication or written request. The Company shall keep Parent reasonably informed, on a prompt basis, of the status and material details of any such Acquisition Proposal, written indication or written request, and shall promptly (but in no event later than 48 hours after receipt) provide to Parent copies of all written materials received by the Company or any of its Subsidiaries that describes any terms or conditions of any Acquisition Proposal. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of the Company’s compliance with this Section 6.03(c).

(d)             “Last Look”. Further, the Company Board shall not make an Adverse Recommendation Change in response to an Acquisition Proposal in accordance with Section 6.03(b)(iii) or in response to an Intervening Event in accordance with Section 6.03(b)(iv) (or terminate this Agreement pursuant to Section 10.01(d)(i) or Section 10.01(d)(ii)), unless (i) the Company promptly notifies Parent and Merger

Subsidiary, in writing (a “Last Look Notice”) at least five (5) Business Days before taking that action, of its intention to do so, describing in reasonable detail the reasons for such Adverse Recommendation Change (which notice shall specify the material terms thereof and copies of all relevant documents (other than redacted terms of financing documents) relating to any relevant Acquisition Proposal) and in the case of any Intervening Event, provide a reasonably detailed description of the Intervening Event, (ii) the Company shall have, and shall have caused its Representatives to, during the five (5) Business Day period following receipt by Parent and Merger Subsidiary of the Last Look Notice (the “Notice Period”), negotiate with Parent and Merger Subsidiary in good faith (to the extent that Parent and Merger Subsidiary desires to negotiate), to make such adjustments in the terms and conditions of this Agreement so that (A) in the case of an Acquisition Proposal that was determined to constitute a Superior Proposal, such Acquisition Proposal would cease to constitute a Superior Proposal (it being understood and agreed that any amendment to the financial terms or other material terms of such Superior Proposal shall require a new written notification from the Company and a new Notice Period under this Section 6.03(d) provided, however, that any new notice from the Company and any new Notice Period under this Section 6.03(d) shall require only three (3)-Business-Day period), and (B) in the case of any Intervening Event, such Intervening Event would no longer require an Adverse Recommendation Change in accordance with Section 6.03(b)(iv), and (iii) following the end of the Notice Period, the Company Board (upon recommendation of the Special Committee) shall have determined in its good faith judgment (after having received the advice of a financial advisor of internationally recognized reputation and outside legal counsel) that (A) in the case of an Acquisition Proposal that was determined to constitute a Superior Proposal, such Acquisition Proposal continues to constitute a Superior Proposal and (B) in the case of any Intervening Event, such Intervening Event continues to require an Adverse Recommendation Change in accordance with Section 6.03(b)(iv).

(e)             Definition of Superior Proposal. For purposes of this Agreement, “Superior Proposal” means a bona fide, unsolicited written Acquisition Proposal of the Company and its Subsidiaries on terms that the Company Board determines in good faith (after consideration of the recommendation of the Special Committee), after considering the advice of a financial advisor of nationally recognized reputation and outside legal counsel and taking into account all the terms and conditions of the Acquisition Proposal, is more favorable from a financial point of view to the Company’s shareholders (other than holders of the Excluded Shares) than as provided hereunder (taking into account any proposal by Parent to amend the terms of this Agreement pursuant to Section 6.03(d) prior to the time of determination), which the Company Board determines is reasonably likely to be consummated in a timely manner and for which financing, if a cash transaction (whether in whole or in part), is then fully committed or reasonably determined to be available by the Company Board. For purposes of the definition of “Superior Proposal”, each reference to “15%” in the definition of “Acquisition Proposal” shall be replaced with “50%”.

(f)             Obligation to Terminate Existing Discussions. The Company shall, and shall cause its Subsidiaries and its and their Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party and its Representatives conducted prior to the date hereof with respect to any Acquisition Proposal. The Company shall promptly request that each Third Party, if any, that has executed a confidentiality agreement within the 24-month period prior to the date hereof in connection with its consideration of any Acquisition Proposal return or destroy all confidential information heretofore furnished to such Person by or on behalf of the Company or any of its Subsidiaries (and all analyses and other materials prepared by or on behalf of such Person that contains, reflects or analyzes that information).

Section 6.04.      Access to Information. From the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with Section 10.01, and subject to Applicable Law, the Company shall (i) give to the Parent and its Representatives reasonable access at reasonable times upon reasonable prior notice to the offices, properties, books and records of the Company and its Subsidiaries, (ii) furnish to Parent and its Representatives such financial and operating data and other information as such Persons may reasonably request and (iii) instruct its employees, counsel, financial advisors, auditors and other authorized representatives to reasonably cooperate with Parent in its investigation; provided that the Company shall not be required to provide access to or disclose any information if such access or disclosure would jeopardize any attorney-client privilege, work product doctrine or other applicable privilege of the Company or any of its Subsidiaries, violate any contract, Applicable Law, or give a third party the right to terminate or accelerate the rights under a contract. Any investigation pursuant to this Section 6.04 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries. No information or knowledge obtained in any investigation pursuant to this Section 6.04 shall affect or be deemed to modify any representation or warranty made by the Company hereunder.

Section 6.05.      Resignations. To the extent requested by Parent in writing at least seven (7) Business Days prior to Closing, on or prior to Closing, the Company shall use reasonable best efforts to cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the directors of the Company or any of its Subsidiaries designated by Parent, which shall include a waiver of any claims against the Company and its Subsidiaries.

Article 7
Covenants of Parent

Parent agrees that:

Section 7.01.      Obligations of Parent and Merger Subsidiary. (a) Parent shall take all action necessary to cause Merger Subsidiary to perform its obligations under this Agreement and to consummate the Transactions on the terms and conditions set forth in this Agreement.

(b)             At the Company Shareholder Meeting and any other meeting of the shareholders of the Company called to seek the Company Shareholder Approval or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to this Agreement, the Merger or any other transaction contemplated herein is sought, Parent shall, and shall cause its Affiliates to, vote all of the Shares beneficially owned by Parent or its Affiliates in favor of granting the Company Shareholder Approval.

Section 7.02.      Director and Officer Liability. Parent shall cause the Surviving Company, and the Surviving Company hereby agrees, to do the following:

(a)             For six years after the Effective Time, the Surviving Company and its Subsidiaries shall (and Parent shall cause the Surviving Company and its Subsidiaries to) indemnify and hold harmless the present and former officers, directors and employees of the Company or any Subsidiaries (each, an “Indemnified Person”) in respect of acts or omissions occurring at or prior to the Effective Time to the fullest extent permitted by Cayman Companies Law or any other Applicable Law or provided under the Company’s memorandum and articles of association in effect on the date hereof; provided that such indemnification shall be subject to any limitation imposed from time to time under Applicable Law.

(b)             For six years after the Effective Time, Parent shall cause to be maintained in effect provisions in the Surviving Company’s memorandum and articles of association (or in such documents of any successor to the business of the Surviving Company) or in the comparable organizational documents of any Subsidiary of the Surviving Company regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of this Agreement.

(c)             Prior to the Effective Time, the Company shall or, if the Company is unable to, Parent shall cause the Surviving Company as of the Effective Time to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the Transactions); provided that the Company shall give Parent a reasonable opportunity to participate in the selection of such tail policy and the Company shall give reasonable and good faith consideration to any comments made by Parent with respect thereto. If the Company or the Surviving Company for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Company shall continue to maintain in effect, for a period of at least six years from and after the Effective Time, the D&O Insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies as of the date hereof, or the Surviving Company shall purchase comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are no less favorable than as provided in the Company’s existing policies as of the date hereof; provided that in no event shall Parent or the Surviving Company be required to expend for such policies pursuant to this sentence an annual premium amount in excess of 300% of the amount per annum the Company paid in its last full fiscal year, which amount is set forth in Section 7.02(c) of the Company Disclosure Schedule.

(d)             If Parent, the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, shall assume the obligations set forth in this Section 7.02.

(e)             The rights of each Indemnified Person under this Section 7.02 shall be in addition to any rights such Person may have under the memorandum and articles of association of the Company or any of its Subsidiaries, or under the Cayman Companies Law or any other Applicable Law or under any agreement of any Indemnified Person with the Company or any of its Subsidiaries. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.

Section 7.03.      Actions Taken at Direction of Parent. Notwithstanding any other provision of this Agreement to the contrary, the Company shall not be deemed to be in breach of any representation, warranty, covenant or agreement hereunder, including, without limitation, Article 4, Article 6 and Article 8 hereof, if the alleged breach is the proximate result of action or inaction taken by the Company at the direction of any officer or director of Parent without the approval or direction of the Company Board (acting with the concurrence of the Special Committee) or the Special Committee. Parent shall not have any right to (i) terminate this Agreement under Section 10.01 or (ii) claim any damage or seek any other remedy at law or in equity, in each case for any breach or inaccuracy in the representations and warranties made by the Company in Article 4 to the extent Parent has knowledge as of the date of this Agreement of such breach or inaccuracy.

Article 8
Covenants of Parent and the Company

The parties hereto agree that:

Section 8.01.      Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, the Company and Parent shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the Transactions, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other third party that are necessary, proper or advisable to consummate the Transactions; provided that the parties hereto understand and agree that the reasonable best efforts of any party hereto shall not be deemed to include divesting or otherwise holding separate (including by establishing a trust or otherwise), or otherwise agreeing to do any of the foregoing, with respect to any of its or the Surviving Company’s Subsidiaries or any of their respective Affiliates’ businesses, assets or properties.

Section 8.02.      Proxy Statement and Schedule 13E-3. (a) As promptly as practicable after the date hereof, the Company and Parent shall jointly prepare the Proxy Statement. Concurrently with the preparation of the Proxy Statement, the Company and Parent shall jointly prepare and cause to be filed with the SEC a Schedule 13E-3. Each of the Company and Parent shall use its reasonable best efforts to cause the initial Schedule 13E-3 to be filed with the SEC (with the initial Proxy Statement filed as an exhibit) within fifteen (15) Business Days after the date hereof. Each of the Company and Parent shall use its reasonable best efforts so that the Schedule 13E-3 will comply in all material respects with the requirements of the 1934 Act and the rules and regulations promulgated thereunder. Each of the Company and Parent shall use its reasonable best efforts to respond promptly to any comments of the SEC with respect to the Schedule 13E-3. Each of the parties shall furnish all information concerning such party to each other as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement and the Schedule 13E-3.

(b)             Each of the Company and Parent shall promptly notify each other the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement or the Schedule 13E-3 and shall provide each other with copies of all correspondence between it and its representatives, on the one hand, and the SEC and its staff, on the other hand. Each of the Company and Parent will advise the other party, promptly after it receives notice thereof, of the time when the SEC has no further comments on the Schedule 13E-3 or any supplement or amendment has been filed. No filing of the Schedule 13E-3, the Proxy Statement, any amendments or supplements thereto, or any response to the SEC will be made by the Company, Parent or the Merger Subsidiary unless the other party and its counsel has had a reasonable opportunity to review and propose comments which such party shall consider in good faith; provided that notwithstanding anything herein to the contrary, and subject to compliance with the terms of Section 6.03, in connection with any disclosure regarding an Adverse Recommendation Change, the Company shall not be required to provide Parent or Merger Subsidiary with the opportunity to review or comment on (or include comments proposed by Parent or Merger Subsidiary in) the Schedule 13E-3 or the Proxy Statement, or any amendment or supplement thereto, or any comments thereon or any other filing by the Company with the SEC, with respect to such disclosure. If, at any time prior to the Effective Time, any information relating to the Company or Parent, or any of their respective Affiliates, officers or directors should be discovered by the Company or Parent that should be set forth in the Proxy Statement or the Schedule 13E-3 so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party hereto that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the shareholders of the Company.

Section 8.03.      Public Announcements. Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the Transactions and, except in respect of any public statement or press release as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, shall not issue any such press release or make any such other public statement or schedule any such press conference or conference call without the consent of the other party.

Section 8.04.      Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Company shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Subsidiary, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Company any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Company as a result of, or in connection with, the Merger.

Section 8.05.      Notices of Certain Events. From the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with Section 10.01, each of the Company and Parent shall promptly notify the other of:

(a)             any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions;

(b)             any notice or other communication from any Governmental Authority in connection with the Transactions;

(c)             any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement or that relate to the consummation of the Transactions;

(d)             any inaccuracy of any representation or warranty contained in this Agreement at any time during the term hereof that could reasonably be expected to cause the conditions set forth in Section 9.02(a) or Section 9.03(b) not to be satisfied; and

(e)             any failure of that party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder that could reasonably be expected to cause the conditions set forth in Section 9.02(a) or Section 9.03(a) not to be satisfied;

provided that the delivery of any notice pursuant to this Section 8.05 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

Section 8.06.      Confidentiality. Prior to the Effective Time and after any termination of this Agreement, each of Parent and the Company shall hold, and shall use its best efforts to cause its officers, directors, employees, accountants, counsel, consultants, advisors and agents to hold, in confidence, unless compelled to disclose by Applicable Law, all confidential documents and information concerning the other party furnished to it or its Affiliates in connection with the Transactions, except to the extent that such information can be shown to have been (i) previously known on a non-confidential basis by such party, (ii) in the public domain through no fault of such party or (iii) later lawfully acquired by such party from sources other than the other party; provided that each of Parent and the Company may disclose such information to its officers, directors, employees, accountants, counsel, consultants, advisors and agents in connection with the Transactions so long as such party informs such Persons of the confidential nature of such information and directs them to treat it confidentially. Each of Parent and the Company shall satisfy its obligation to hold any such information in confidence if it exercises the same care with respect to such information as it would take to preserve the confidentiality of its own similar information. If this Agreement is terminated, each of Parent and the Company shall, and shall use its best efforts to cause its officers, directors, employees, accountants, counsel, consultants, advisors and agents to, destroy or deliver to the other party, upon request, all documents and other materials, and all copies thereof, that it or its Affiliates obtained, or that were obtained on their behalf, from the other party in connection with this Agreement and that are subject to such confidence.

Section 8.07.      Stock Exchange De-listing; 1934 Act Deregistration. The Company and Parent shall cooperate with each other to use their respective reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Laws and rules and policies of the NASDAQ or the SEC to enable the Shares to be (i) delisted from the NASDAQ as promptly as practicable after the Effective Time and (ii) deregistered under the 1934 Act as promptly as practicable after such delisting.

Section 8.08.      Takeover Statutes. The parties shall use their respective reasonable best efforts (i) to take all action necessary so that no Takeover Statute is or becomes applicable to any of the Transactions and (ii) if any Takeover Statute is or becomes applicable to any of the Transactions, to take all action necessary (including, in the case of the Company and the Company Board, grant all necessary approvals) so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement, including all actions to lawfully eliminate or minimize the effects of such Takeover Statute in the Company’s memorandum and articles of association on the Transactions.

Article 9
Conditions to the Merger

Section 9.01.      Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction or waiver (where permissible under Applicable Law) of the following conditions:

(a)             the Company Shareholder Approval shall have been obtained at the Company Shareholder Meeting in accordance with the Cayman Companies Law and the Company’s memorandum and articles of association; and

(b)             no Applicable Law shall prohibit the consummation of the Merger.

Section 9.02.      Conditions to the Obligations of Parent and Merger Subsidiary. The obligations of Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction or waiver (where permissible under Applicable Law) of the following further conditions:

(a)             (i) the Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, (ii) (A) the representations and warranties of the Company contained in Sections 4.01 and 4.02 shall be true in all respects at and as of the Effective Time as if made at and as of the Effective Time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true in all respects only as of such time), (B) the representations and warranties of the Company contained in the first two sentences of Section 4.05(a), the first sentence of Section 4.05(b) and the first two sentences of Section 4.05(c) shall be true in all respects (except for de minimus inaccuracies) at and as of the Effective Time as if made at and as of the Effective Time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true in all respects only as of such time) and (C) the other representations and warranties of the Company contained in this Agreement (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) shall be true at and as of the Effective Time as if made at and as of the Effective Time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), except, in the case of this clause (C) only, where the failure of such representations and warranties to be so true has not constituted and would not constitute, individually or in the aggregate, a Company Material Adverse Effect, and (iii) Parent shall have received a certificate signed by an executive officer of the Company to the foregoing effect; and

(b)             since the date hereof, there shall not have occurred a Company Material Adverse Effect.

Section 9.03.      Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible under Applicable Law) of the following further conditions:

(a)             each of Parent and Merger Subsidiary shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time;

(b)             the representations and warranties of Parent contained in this Agreement (disregarding all materiality and Parent Material Adverse Effect qualifications contained therein) shall be true at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), with only such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; and

(c)             the Company shall have received a certificate signed by an executive officer of Parent to the foregoing effect.

Article 10
Termination

Section 10.01.  Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the shareholders of the Company):

(a)             by mutual written agreement of the Company (upon the approval of the Special Committee) and Parent;

(b)             by either the Company or Parent, if:

(i)            the Merger has not been consummated on or before October 31, 2016 (the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 10.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Merger to be consummated by such time;

(ii)            there shall be any Applicable Law that (A) makes consummation of the Merger illegal or otherwise prohibited or (B) enjoins the Company or Parent from consummating the Merger and such injunction shall have become final and nonappealable; or

(iii)            at the Company Shareholder Meeting (including any adjournment or postponement thereof), the Company Shareholder Approval shall not have been obtained; or

(c)             by Parent, if:

(i)            an Adverse Recommendation Change shall have occurred; or

(ii)            a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the condition set forth in Section 9.02(a) not to be satisfied, and such condition is incapable of being satisfied by the End Date; or

(d)             by the Company, if:

(i)            prior to the Company Shareholder Meeting, the Company Board (acting upon the recommendation of the Special Committee) shall have made an Adverse Recommendation Change in compliance with Section 6.03(b)(iii), Section 6.03(c) and Section 6.03(d), in order to enter into a definitive, written agreement concerning a Superior Proposal; provided, that the Company shall have paid the Company Termination Fee and all other amounts due pursuant to Section 11.04 to Parent in accordance with the terms, and at the times, specified therein;

(ii)            prior to the Company Shareholder Meeting, the Company Board (acting upon the recommendation of the Special Committee) shall have made an Adverse Recommendation Change in compliance with Section 6.03(b)(iv), Section 6.03(c) and Section 6.03(d), in response to any Intervening Event; provided, that the Company shall have paid the Company Termination Fee and all other amounts due pursuant to Section 11.04 to Parent in accordance with the terms, and at the times, specified therein;

(iii)            a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Parent or Merger Subsidiary set forth in this Agreement shall have occurred that would cause the condition set forth in Section 9.03 not to be satisfied, and such condition is incapable of being satisfied by the End Date; or

(iv)            if (A) all the conditions to the Closing contained in Section 9.01 and Section 9.02 have been satisfied (other than those conditions that by their nature are only capable of being satisfied at the Closing (but subject to their satisfaction or waiver by the party having the benefit thereof)) or waived by Parent and Merger Subsidiary, (B) Parent and Merger Subsidiary fail to complete the Closing within three (3) Business Days following the date on which the Closing was required to have occurred pursuant to Section 2.01, and (C) the Company has irrevocably notified Parent in writing (x) that all of the conditions set forth in Section 9.03 have been satisfied (other than those conditions that by their nature are only capable of being satisfied at the Closing (but subject to their satisfaction or waiver by the party having the benefit thereof)) or waived by the Company and (y) it stands ready, willing and able to consummate the Transactions during such period.

The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give notice of such termination to the other party.

Section 10.02.  Effect of Termination. If this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect without liability of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to the other party hereto. The provisions of this Section 10.02 and Sections 8.06, 11.04, 11.06, and 11.07 shall survive any termination hereof pursuant to Section 10.01.

Article 11
Miscellaneous

Section 11.01.  Notices. All notices, requests and other communications to any party hereunder shall be in writing (including electronic mail (“e-mail”) transmission, so long as a receipt of such e-mail is requested and received) and shall be given, if to Parent or Merger Subsidiary, to:

Shanda Investment Holdings Limited
8 Stevens Road
Singapore 257819
Attention: Li Han
E-mail: hanli@shanda.com

with a copy to:

Davis Polk & Wardwell
The Hong Kong Club Building
3A Chater Road, Hong Kong
Attention: Miranda So / Sam Kelso
E-mail: miranda.so@davispolk.com / sam.kelso@davispolk.com

if to the Company, to:

Ku6 Media Co., Ltd.
Building 6, Zhengtongchuangyi Centre
No. 18, Xibahe Xili, Chaoyang District
Beijing 100028, People’s Republic of China
Attention: Feng Gao
E-mail: gaofeng@ku6.com

with a copy to:

Weil, Gotshal & Manges LLP
29/F Alexandra House
18 Chater Road, Central, Hong Kong

Attention: Akiko Mikumo / Charles Ching
E-mail: akiko.mikumo@weil.com / charles.ching@weil.com

or to such other address as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding business day in the place of receipt.

Section 11.02.  Survival of Representations and Warranties. The representations, warranties and agreements contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time, except for the agreements set forth in Article 2, Article 3 and Sections 7.02, 8.04 and 8.07 that by their terms are to be performed in whole or in part after the Effective Time (or termination of this Agreement, as applicable).

Section 11.03.  Amendments and Waivers. (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that after the Company Shareholder Approval has been obtained there shall be no amendment or waiver that would require the further approval of the shareholders of the Company under the Cayman Companies Law or the memorandum and articles of association of the Company without such approval having first been obtained.

(b)             No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 11.04.  Expenses. (a) General. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

(b)             Termination Fee.

(i)            If this Agreement is terminated by Parent pursuant to Section 10.01(c)(i) or Section 10.01(c)(ii) (but only if the failure to satisfy the condition specified therein results from an intentional breach by the Company of any of its representations, warranties, covenants or agreements contained herein), or by the Company pursuant to Section 10.01(d)(i) or Section 10.01(d)(ii), then the Company shall pay to Parent in immediately available funds US$1,500,000 (the “Company Termination Fee”), by wire transfer to an account or accounts designated in writing by Parent, in the case of a termination by Parent, within two

(2) Business Days after such termination and, in the case of a termination by the Company, concurrently with or immediately prior to such termination.

(ii)            If (A) this Agreement is terminated by Parent or the Company pursuant to Section 10.01(b)(i) or Section 10.01(b)(iii), (B) after the date of this Agreement and prior to such termination, an Acquisition Proposal shall have been publicly announced or otherwise been communicated to the Company Board or the Company’s shareholders (and not withdrawn) and (C) within 12 months following the date of such termination, the Company shall have entered into a definitive agreement with respect to, or recommended to its shareholders, an Acquisition Proposal or an Acquisition Proposal shall have been consummated (provided that for purposes of this clause (C), each reference to “15%” in the definition of Acquisition Proposal shall be deemed to be a reference to “50%”), then the Company shall pay to Parent in immediately available funds, concurrently with the occurrence of the applicable event described in clause (C), the Company Termination Fee, by wire transfer to an account or accounts designated in writing by Parent.

(iii)            If this Agreement is terminated by the Company pursuant to Section 10.01(d)(iii) (but only if the failure to satisfy the condition specified therein results from an intentional breach by Parent of any of its representations, warranties, covenants or agreements contained herein) or Section 10.01(d)(iv), then in any such event, Parent shall pay or cause to be paid to the Company promptly (but in any event no later than two (2) Business Days) after such termination by the Company, a termination fee of an amount equal to US$3,000,000 (the “Parent Termination Fee”), which amount shall be payable in cash in immediately available funds, by wire transfer to an account or accounts designated in writing by the Company.

(c)             Other Costs and Expenses. The Company and Parent acknowledge that the agreements contained in this Section 11.04 are an integral part of the Transactions and that, without these agreements, Parent, Merger Subsidiary and the Company would not enter into this Agreement. Accordingly, if the Company or Parent fails to pay the Company Termination Fee or the Parent Termination Fee or any other amount, as applicable, when due pursuant to this Section 11.04, and, in order to obtain the payment, Parent or the Company, as the case may be, commences a legal action which results in a judgment against the other party for such payment, such paying party shall pay the other party its reasonably documented costs and expenses (including reasonable legal fees and expenses) in connection with such legal action, together with interest on the amount of any unpaid fee, cost or expense at the publicly announced prime rate of Citibank, N.A. from the date such fee, cost or expense was required to be paid to (but excluding) the payment date.

(d)             Exclusive Remedy of Company. Subject to Section 11.11, the Company’s right to terminate this Agreement and receive the Parent Termination Fee pursuant to Section 11.04(b)(iii) and any other costs and expenses under Section 11.04(c) (subject to their terms, conditions and limitations), shall be the sole and exclusive remedy

(whether at law, in equity, in contract, in tort or otherwise) of the Company or any of its Subsidiaries against (i) Parent and Merger Subsidiary, (ii) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, or assignees of Parent or Merger Subsidiary, (iii) any lender or prospective lender, lead arranger, arranger, agent or representative of or to Parent or Merger Subsidiary, or (iv) any holders or future holders of any equity, stock, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, assignees of any of the foregoing (clauses (i)-(iv), collectively, the “Parent Group”), for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (whether willfully, intentionally, unintentionally or otherwise) or failure to perform hereunder (whether willfully, intentionally, unintentionally or otherwise) or other failure of the Merger or the Transactions to be consummated (whether willfully, intentionally, unintentionally or otherwise). For the avoidance of doubt, neither Parent nor any other member of the Parent Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions other than the payment of the Parent Termination Fee pursuant to Section 11.04(b)(iii) and the other costs and expenses under Section 11.04(c), and in no event shall the Company or any of its Subsidiaries, the direct or indirect shareholders of the Company or any of its Subsidiaries, any of their respective Affiliates or any of their former or current directors, officers, employees, members, managers, partners, representatives, advisors or agents of the foregoing (collectively, the “Company Group”) seek, or permit to be sought, on behalf of any member of the Company Group, any monetary damages from any member of the Parent Group in connection with this Agreement or any of the Transactions, other than (without duplication) from Parent or Merger Subsidiary to the extent provided in Section 11.04.

(e)             Exclusive Remedy of Parent. Subject to Section 11.11, Parent’s right to terminate this Agreement and receive the Company Termination Fee pursuant to Section 11.04(b) and any other costs and expenses under Section 11.04(c) (subject to their terms, conditions and limitations) shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any member of the Parent Group against any member of the Company Group for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (whether willfully, intentionally, unintentionally or otherwise) or failure to perform hereunder (whether willfully, intentionally, unintentionally or otherwise) or other failure of the Merger or the Transactions to be consummated (whether willfully, intentionally, unintentionally or otherwise). Neither the Company nor any other member of the Company Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions other than the payment by the Company of the Company Termination Fee pursuant to Section 11.04(b) and the other costs and expenses under Section 11.04(c), and in no event shall any of Parent, Merger Subsidiary or any other member of the Parent Group seek, or permit to be sought, on behalf of any member of the Parent Group, any monetary damages from any member of the Company Group in connection with this Agreement or any of the

Transactions, other than (without duplication) from the Company to the extent provided in Section 11.04.

Section 11.05.  Binding Effect; Benefit; Assignment. (a) The provisions of this Agreement shall be binding upon and, except as provided in Section 7.02, shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Except as provided in Section 7.02, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.

(b)             No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Merger Subsidiary may assign all (but not less than all) of its rights and obligations under this Agreement to any wholly-owned Subsidiary of Parent; provided that such transfer or assignment shall not relieve Parent or Merger Subsidiary of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Parent or Merger Subsidiary. Any purported assignment in violation of this Agreement shall be void ab initio.

Section 11.06.  Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflicts of law rules of such state.

Section 11.07.  Dispute Resolution. Subject to the last sentence of this Section 11.07, any dispute, controversy or claim arising out of or relating to this Agreement or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this Agreement) (each, a “Dispute”) shall be finally settled by arbitration. The place of arbitration shall be Hong Kong, and the arbitration shall be administered by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the HKIAC Administered Arbitration Rules in force as at the date of this Agreement (the “HKIAC Rules”). The arbitration shall be decided by a tribunal of three (3) arbitrators, whose appointment shall be in accordance with the HKIAC Rules. Arbitration proceedings (including but not limited to any arbitral award rendered) shall be in English. Subject to the agreement of the tribunal, any Dispute(s) which arise subsequent to the commencement of arbitration of any existing Dispute(s), shall be resolved by the tribunal already appointed to hear the existing Dispute(s). The award of the arbitration tribunal shall be final and conclusive and binding upon the parties as from the date rendered. Judgment upon any award may be entered and enforced in any court having jurisdiction over a party or any of its assets. For the purpose of the enforcement of an award, the parties irrevocably and unconditionally submit to the jurisdiction of any competent court and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

Section 11.08.  Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 11.09.  Entire Agreement. This Agreement (including the exhibits and schedules hereto, including the Company Disclosure Schedule) constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the Transactions.

Section 11.10.  Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 11.11.  Specific Performance. The parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the parties. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement against the breaching party or parties, without the necessity of proving the inadequacy of money damages as a remedy, this being in addition to any other remedy to which they are entitled at Applicable Law or in equity. Any party seeking an injunction or injunctions in accordance with this Agreement to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction. If any party brings any legal action to enforce specifically the performance of the terms and provisions hereof by any other party, the End Date shall automatically be extended by the amount of time during which such legal action is pending, plus twenty (20) Business Days. Notwithstanding anything herein to the contrary, (x) while the parties may pursue both a grant of specific performance and the payment of the amounts set forth in Section 11.04(b), and/or Section 11.04(c), as applicable, neither Parent and Merger Subsidiary, on the one hand, nor the Company, on the other hand, shall be permitted or entitled to receive both a grant of specific performance that results in a Closing and payment of such amounts, and (y) upon the payment of such amounts, the remedy of specific performance shall not be available against the party making such payment..

[The remainder of this page has been intentionally left blank;
the next page is the signature page.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

KU6 MEDIA CO., LTD.

By:	/s/ Qingmin Dai
	Name:	Qingmin Dai
	Title:	Chairman of the Special Committee, Authorized Signatory

SHANDA INVESTMENT HOLDINGS LIMITED

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

KU6 ACQUISITION COMPANY LIMITED

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

Appendix 1

PLAN OF MERGER

THIS PLAN OF MERGER is made on [date].

BETWEEN

(1)      Ku6 Acquisition Company Limited, an exempted company incorporated under the laws of the Cayman Islands on March 22, 2016, with its registered office situated at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands (“Merging Company”); and

(2)      Ku6 Media Co., Ltd., an exempted company incorporated under the laws of the Cayman Islands on April 23, 2002, with its registered office situated at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands (the “Company” or the “Surviving Company” and together with Merging Company, the “Constituent Companies”).

WHEREAS

(a)      Merging Company and the Company have agreed to merge (the “Merger”) on the terms and conditions contained or referred to in an Agreement and Plan of Merger (the “Agreement”) dated as of April 5, 2016 between the Merging Company and the Company, a copy of which is attached as Appendix I to this Plan of Merger and under the provisions of Part XVI of the Companies Law Cap.22 (Law 3 of 1961, as consolidated and revised) (the “Companies Law”), pursuant to which the Merging Company will merge with and into the Company and cease to exist and the Surviving Company will continue as the surviving company in the Merger.

(b)      This Plan of Merger is made in accordance with section 233 of the Companies Law.

(c)      Terms used in this Plan of Merger and not otherwise defined in this Plan of Merger shall have the meanings given to them in the Agreement.

WITNESSETH

CONSTITUENT COMPANIES

1.      The constituent companies (as defined in the Companies Law) to the Merger are the Merging Company and the Company.

NAME OF THE SURVIVING COMPANY

2.      The name of the surviving company (as defined in the Companies Law) shall be Ku6 Media Co., Ltd..

REGISTERED OFFICE

3.      The Surviving Company shall have its registered office at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.

AUTHORIZED AND ISSUED SHARE CAPITAL

4.      Immediately prior to the Effective Time (as defined below) the authorized share capital of Merging Company was US$50,000 divided into 1,000,000,000 shares with a par value of US$0.00005 each, of which one share was issued fully paid.

5.      Immediately prior to the Effective Time the authorized share capital of the Company was US$6,000,000 divided into 12,000,000,000 shares with a par value of US$0.00005 each, of which [●] shares were issued fully paid.

6.      The authorized share capital of the Surviving Company shall be US$50,000 divided into 1,000,000,000 shares with a par value of US$0.00005 each.

7.      At the Effective Time, and in accordance with the terms and conditions of the Agreement:

(a)      Each share in the Merging Company issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued and fully paid share with a par value of US$0.00005 each in the share capital of the Surviving Company.

(b)      Each share in the Company issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares, the Restricted Shares, the Dissenting Shares and Shares represented by ADSs) shall be cancelled and cease to exist in consideration for the right to receive US$0.0108 in cash per share without interest.

(c)      Each American Depositary Share, representing 100 shares in the Company (each, an “ADS” and collectively, the “ADSs”) issued and outstanding immediately prior to the Effective Time (other than ADSs representing Excluded Shares or Restricted Shares) shall be cancelled and cease to exist in consideration for the right to receive US$1.08 in cash per ADS without interest.

(d)      Each Excluded Share and ADSs representing Excluded Shares issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist, and no payment shall be made with respect thereto.

(e)      Each Restricted Share issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist in exchange for the applicable payments or issuance of Surviving Company RS set forth in Section 2.04(c) of the Agreement.

(f)      Each of the Dissenting Shares of persons who have validly exercised and not withdrawn or lost their right to dissent from the Merger pursuant to Section 238 of the Companies Law shall be cancelled in exchange for a payment resulting from the procedure in section 238 of the Companies Law of the fair value of such shares.

8.      At the Effective Time, the rights and restrictions attaching to the shares of the Surviving Company are set out in the Amended and Restated Memorandum of Association and Articles of Association of the Surviving Company in the form attached as Appendix II to this Plan of Merger.

EFFECTIVE TIME

9.      The Merger shall take effect on the date this Plan of Merger is registered by the Registrar of Corporate Affairs of the Cayman Islands (the “Effective Time”).

PROPERTY

10.      At the Effective Time, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION

11.      The Memorandum of Association and Articles of Association of the Surviving Company shall be amended and restated in the form attached as Appendix II to this Plan of Merger at the Effective Time.

DIRECTORS BENEFITS

12.      There are no amounts or benefits payable to the directors of the Constituent Companies on the Merger becoming effective.

DIRECTORS OF THE SURVIVING COMPANY

13.      The names and addresses of the directors of the Surviving Company are as follows:

NAME	ADDRESS

[●]	[●]

SECURED CREDITORS

14.      (a) the Merging Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger, and

(b) the Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

RIGHT OF TERMINATION

15.      This Plan of Merger may be terminated pursuant to the terms and conditions of the Agreement at any time prior to the Effective Time.

APPROVAL AND AUTHORIZATION

16.      This Plan of Merger has been approved by the board of directors of each of the Merging Company and the Company pursuant to section 233(3) of the Companies Law.

17.      This Plan of Merger has been authorized by the shareholders of each of the Merging Company and the Company pursuant to section 233(6) of the Companies Law.

COUNTERPARTS

18.      This Plan of Merger may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

GOVERNING LAW

This Plan of Merger shall be governed by and construed in accordance with the Laws of the Cayman Islands.

Each of the undersigned, being Directors of the Constituent Companies, has executed this Plan of Merger, which may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument, on the date first above written.

For and on behalf of the Merging Company:

[Name]
Director

For and on behalf of the Surviving Company:

[Name]
Director